PROSPECTUS SUPPLEMENT NO. 3 (to Prospectus dated March 21, 2013)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-186573

MRI Interventions, Inc.

13,502,526 Shares of Common Stock

This prospectus supplement relates to the prospectus dated March 21, 2013, as previously supplemented by prospectus supplement no. 1 dated May 10, 2013 and prospectus supplement no. 2 dated August 14, 2013, which permits the resale of up to 9,001,684 outstanding shares of our common stock, and 4,500,842 shares of our common stock issuable upon the exercise of outstanding warrants, by the selling securityholders identified in the prospectus, as amended and supplemented from time to time. We will pay the expenses of registering the shares, but we are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants if and when the warrants are exercised for cash by the securityholders.

This prospectus supplement is being filed to update, amend, and supplement the information previously included in the prospectus with the information contained in our Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on August 19, 2013 (the “10-K/A”). Accordingly, we have attached the 10-K/A to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Our common stock is traded in the over-the-counter market and is quoted on OTC Markets and the OTC Bulletin Board under the symbol MRIC. On August 16, 2013, the last reported sale price of our common stock was $1.27 per share.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.  Investing in our common stock involves risk. See “Risk Factors” beginning on page 7 of the prospectus, as amended and supplemented by the “Risk Factors” beginning on page 24 of the Quarterly Report on Form 10-Q attached to prospectus supplement no. 2 that was filed with the Securities and Exchange Commission on August 14, 2013, to read about factors you should consider before buying shares of our common stock.

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 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 19, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 10-K/A

Amendment No. 1

___________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number: 000-54575

MRI INTERVENTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	58-2394628
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Commerce Square, Ste. 2550	38103
Memphis, Tennessee	(Zip Code)
(Address of principal executive offices)

(901) 522-9300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes  ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☒ Yes  ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

       (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes  ☒ No

As of June 29, 2012, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $73,951,613, based on the closing sale price as reported on OTC Markets.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Class	Outstanding at March 1, 2013
Common Stock, $.01 par value per share	57,320,447 shares

DOCUMENTS INCORPORATED BY REFERENCE

None

 EXPLANATORY NOTE

Subsequent to filing its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) with the Securities and Exchange Commission (the “SEC”) on March 11, 2013, MRI Interventions, Inc. (the “Company”) determined that it should have used derivative liability accounting to account for the fair value of the warrants issued by the Company in its July 2012 equity private placement (the “July 2012 PIPE Financing”) in recording the net proceeds received from that transaction, due to the anti-dilution provision associated with the exercise price of the warrants. The Company previously recorded all of the net proceeds from the July 2012 PIPE Financing as equity.

As a result, the Company is filing this Amendment No. 1 to the 2012 Form 10-K (“Amendment No. 1”) for the purpose of restating its financial statements for the year ended December 31, 2012 included in “Item 8. Financial Statements and Supplementary Data,” to correct that non-cash accounting error. See Note 12 to the financial statements included in this Amendment No. 1 for further information relating to the restatements. Conforming changes have been made to “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, “Item 9A. Controls and Procedures” has been revised to reflect management’s re-evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012. “Item 15. Exhibits and Financial Statement Schedules” has been amended to include a new consent from the Company’s independent registered public accounting firm as reflected in Exhibit 23.1, and new certificationss as reflected in Exhibits 31.1, 31.2 and 32.

Items 7, 8, 9A and 15 of the 2012 Form 10-K are the only portions of the 2012 Form 10-K being amended and restated by this Amendment No. 1. The Company has not otherwise modified or updated disclosures presented in the 2012 Form 10-K, except to reflect the effects of the restatements. This Amendment No. 1 does not reflect events occurring after the original filing date of the 2012 Form 10-K on March 11, 2013, and does not modify or update those disclosures affected by subsequent events, except as specifically referenced herein with respect to the restatements. Information not affected by the restatements is unchanged and reflects the disclosures made at the time of the original filing of the 2012 Form 10-K. Accordingly, this Amendment No. 1 should be read in conjunction with the 2012 Form 10-K and the Company’s filings with the SEC subsequent to the filing of the 2012 Form 10-K. The Company will also file an amended Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 regarding the above-described non-cash accounting error.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that are based upon current expectations and involve risks, assumptions and uncertainties. You should review the “Risk Factors” section of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

We are a medical device company that develops and commercializes innovative platforms for performing minimally invasive surgical procedures in the brain and heart under direct, intra-procedural magnetic resonance imaging, or MRI. We have two product platforms. Our ClearPoint system, which is in commercial use in the United States, is used to perform minimally invasive surgical procedures in the brain. We anticipate that the ClearTrace system, which is still in development, will be used to perform minimally invasive surgical procedures in the heart. Both systems utilize intra-procedural MRI to guide the procedures. Both systems are designed to work in a hospital’s existing MRI suite. We believe that our two product platforms, subject to appropriate regulatory clearance and approval, will deliver better patient outcomes, enhance revenue potential for both physicians and hospitals, and reduce costs to the healthcare system.

In 2010, we received regulatory clearance from the FDA to market our ClearPoint system in the United States for general neurological procedures. In 2011, we also obtained CE marking approval for the ClearPoint system, which enables us to sell the ClearPoint system in the European Union. Substantially all of our product revenues for 2012 and 2011 relate to sales of our ClearPoint system products.  We do not have regulatory clearance or approval to sell our ClearTrace system, and, therefore, we have not generated revenues from sales of that product candidate. In 2008, we received licensing fees totaling $13.0 million from Boston Scientific for our MRI-safety technologies, which we used to finance our operations and internal growth. We have also financed our operations and internal growth through private placements of securities, borrowings and interest earned on the net proceeds from our private placements and the Boston Scientific licensing fees. Prior to 2008, we were a development stage enterprise. We have incurred significant losses since our inception in 1998 as we devoted substantial efforts to research and development. As of December 31, 2012, we had an accumulated deficit of $65.7 million. We may continue to incur operating losses as we commercialize our ClearPoint system products, continue to develop our product candidates and to expand our business generally.

Factors Which May Influence Future Results of Operations

The following is a description of factors which may influence our future results of operations, and which we believe are important to an understanding of our business and results of operations.

Revenues

In June 2010, we received 510(k) clearance from the FDA to market our ClearPoint system in the United States for general neurological procedures. Future revenues from sales of our ClearPoint system products are difficult to predict and may not be sufficient to offset our continuing  research and development expenses and our increasing selling, general and administrative expenses. We cannot sell any of our product candidates until we receive regulatory clearance or approval.

The generation of recurring revenues through sales of our disposable components is an important part of our business model for our ClearPoint system. We first generated revenues through the sale of ClearPoint system disposable components in the third quarter of 2010. We anticipate that recurring revenues will constitute an increasing percentage of our total revenues as we leverage each new installation of our ClearPoint system to generate recurring sales of these disposable components.

Since inception, the most significant source of our revenues has been related to our collaborative agreements with Boston Scientific, principally from recognition of portions of the $13.0 million of licensing fees, which we received in 2008. Revenues associated with these licensing fees are recognized on a straight-line basis over a five year period, representing our estimated period of continuing involvement in the development activities, which period we estimate will end in the first quarter of 2013. Any additional payments related to substantive, performance-based milestones that may be received under the agreement regarding implantable cardiac leads will be recognized upon receipt. These revenue recognition policies are more fully described in the “Critical Accounting Policies and Significant Judgments and Estimates” section below.

Cost of Product Revenues

Cost of product revenues includes the direct costs associated with the assembly and purchase of disposable and reusable components of our ClearPoint system which we have sold, and for which we have recognized the revenue in accordance with our revenue recognition policy. Cost of product revenues also includes the allocation of manufacturing overhead costs and depreciation of loaned systems installed under our ClearPoint Placement Program, as well as write-offs of obsolete, impaired or excess inventory.

Research and Development Costs

Our research and development costs consist primarily of costs associated with the conceptualization, design, testing and prototyping of our ClearPoint system products and our product candidates. This includes: the salaries, travel and benefits of research and development personnel; materials and laboratory supplies used by our research personnel; consultant costs; sponsored contract research and product development with third parties; and licensing costs. We anticipate that, over time, our research and development expenses may increase as we: (1) continue our product development efforts for the ClearTrace system; (2) continue to develop enhancements to our ClearPoint system; and (3) expand our research to apply our technologies to additional product applications. From our inception through December 31, 2012, we have incurred approximately $37 million in research and development expenses.

Product development timelines, likelihood of success and total costs vary widely by product candidate. At this time, given the stage of development of the ClearTrace system and due to the risks inherent in the product clearance and approval process, we are unable to estimate with any certainty the costs that we will incur in the continuing development of that product candidate for commercialization.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of: salaries, sales incentive payments, travel and benefits; share-based compensation; professional fees, including fees for attorneys and outside accountants; occupancy costs; insurance; marketing costs; and other general and administrative expenses, which include corporate licenses, director fees, hiring costs, taxes, postage, office supplies and meeting costs. Our selling, general and administrative expenses are expected to increase due to costs associated with the commercialization of our ClearPoint system, increased headcount necessary to support our continued growth in operations, and the operational and regulatory burdens and costs associated with operating as a public company.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses during the reporting periods. The accounting estimates that require our most significant, difficult and subjective judgments include revenue recognition, impairment of long-lived assets, computing the fair value of our derivative liability and the determination of share-based compensation and financial instruments. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this Annual Report on Form    10-K, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition. Our revenues arise from: (1) the sale of ClearPoint system reusable components, including associated installation services; (2) the sale of ClearPoint disposable products; and (3) license and development arrangements. We evaluate the various elements of our arrangements based upon GAAP for multiple element arrangements to determine whether the various elements represent separate units of accounting. This evaluation requires subjective determinations about the fair value or estimated selling price of each element and whether delivered elements have stand-alone value and, therefore, are separable from the undelivered contract elements for revenue recognition purposes. We recognize revenue, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-10-S99, “Revenue Recognition,” when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred. For all sales, we require either a purchase agreement or a purchase order as evidence of an arrangement.

(1) Sale of ClearPoint system reusable components — Revenues related to ClearPoint system sales are recognized upon installation of the system and the completion of training of at least one of the customer’s physicians, which typically occurs concurrently with the ClearPoint system installation. ClearPoint system reusable components include software. This software is integral to the utility of the ClearPoint system as a whole, and as such, the provisions of FASB ASC 985-605, “Software Revenue Recognition,” are not applicable. Sales of reusable components that have stand-alone value to the customer are recognized when risk of loss passes to the customer. Sales of reusable components to a distributor that has been trained to perform ClearPoint system installations are recognized at the time risk of loss passes to the distributor.

(2) Sales of ClearPoint disposable products — Revenues from the sale of ClearPoint disposable products utilized in procedures performed using the ClearPoint system, which occurs after the system installation is completed for a given customer, are recognized at the time risk of loss passes, which is generally at shipping point or the customer’s location, based on the specific terms with that customer.

(3) License and development arrangements — Historically we have evaluated revenue recognition on an agreement-by-agreement basis, which has principally involved two license agreements with Boston Scientific. Both agreements provide for various potential revenue streams for us, including an up-front licensing fee for one of the licenses, various milestone payments, payments for research and development and consulting services, and royalties. In both license agreements, we concluded that all of the contract elements should be treated as a single unit of accounting. As such, all amounts received were initially recorded as deferred revenue and thereafter recognized as revenue over our estimated period of performance on a straight-line basis. In the case of the license with a possible repayment obligation provision, revenue was not recognized until the repayment obligation period expired; the revenue that had been deferred was recognized in the year ended December 31, 2012.  Note 2 to our financial statements, “Significant Accounting Policies—Revenue Recognition,” more fully describes the deliverables under these license agreements including our rights, obligations and cash flows.

Inventory. Inventory is carried at the lower of cost (first-in, first-out (“FIFO”) method) or net realizable value. All items included in inventory relate to the Company’s ClearPoint system. Software license inventory that is not expected to be utilized within the next twelve months is classified as a non-current asset.  We periodically review our inventory for obsolete items and provide a reserve upon identification of potential obsolete items.

Derivative Liability for Warrants to Purchase Common Stock. Our derivative liability for warrants represents the fair value of warrants issued in connection with a private placement of shares of our common stock. These warrants are presented as liabilities based on an exercise price reduction provision. The liability, which is recorded at fair value on our balance sheet, is calculated using the Monte Carlo simulation valuation method. The change in fair value of these warrants is recognized as other income or expense in our statement of operations.

Share-based compensation. We account for compensation for all arrangements under which employees and others receive shares of stock or other equity instruments (including options and warrants) in accordance with FASB ASC 718,“Compensation – Stock Compensation.” Under ASC 718, the fair value of each award is estimated and amortized as compensation expense over the requisite vesting period. The fair value of our share-based awards is estimated on the grant date using the Black-Scholes valuation model. This valuation model requires the input of highly subjective assumptions, including the expected stock volatility, estimated award terms and risk-free interest rates during the expected terms. To estimate the expected terms, we utilize the “simplified” method for “plain vanilla” options discussed in the SEC’s Staff Accounting Bulletin 107, or SAB 107. We believe that all factors listed within SAB 107 as pre-requisites for utilizing the simplified method apply to us and for our share-based compensation arrangements. We intend to utilize the simplified method for the foreseeable future until more detailed information about exercise behavior becomes available. We based our estimate of expected volatility on the average of historical volatilities of publicly traded companies we deemed similar to us because we lack adequate relevant historical volatility data. We will consistently apply this methodology until a sufficient amount of historical information regarding the volatility of our share prices becomes available. We utilize risk-free interest rates based on zero-coupon United States treasury instruments, the terms of which are consistent with the expected terms of the share-based awards. We have not paid and do not anticipate paying cash dividends on shares of our common stock; therefore, the expected dividend yield is assumed to be zero. The fair value of share-based payments are generally amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. We believe there is a high degree of subjectivity involved when using option pricing models to estimate share-based compensation under ASC 718. Currently, there is not a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. Although the fair value of share-based awards is determined in accordance with ASC 718 using an option pricing model, that value may not be indicative of the fair value observed in a market transaction between a willing buyer and a willing seller. If factors change and we employ different assumptions in the application of ASC 718 in future periods than those currently applied under ASC 718, the compensation expense we record in future periods under ASC 718 may differ significantly from what we have historically reported.

Total share-based compensation expense for the years ended December 31, 2012, 2011 and 2010 was $2.0 million, $990,000 and $245,000, respectively. As of December 31, 2012 there was $1.9 million of unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of approximately 1.8 years.

Research and development costs. Expenses related to research, design and development of products are charged to research and development costs as incurred. These expenditures include direct salary and employee benefit related costs for research and development personnel, costs for materials used in research and development activities and costs for outside services.  Since most of the expenses associated with our development service revenues relate to existing internal resources, these amounts are included in research and development costs.

Results of Operations

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

	Year Ended December 31,		Percentage
($s in thousands)	2012	2011	Change
Revenues	$5,058	$3,818	32%
Cost of product revenues	556	656	(15)%
Research and development:
Research and development costs	2,485	4,251	(42)%
Reversal of R&D obligations	(883)	-	NM
Selling, general and administrative expenses	6,030	4,832	25%
Other expense, net	2,748	2,390	15%
Net loss	(5,878)	(8,311)	(29)%

 NM= not meaningful

Revenues. Revenues were $5.1 million for the year ended December 31, 2012, compared to $3.8 million for the year ended December 31, 2011, an increase of $1.3 million, or 32%. License fee revenues related to our license agreements with Boston Scientific were $3.3 million for the year ended December 31, 2012 compared with $2.6 million for the year ended December 31, 2011.  During the year ended December 31, 2012, we recorded development service revenues of $541,000 related to development services we provided to a third party, compared to $63,000 for the year ended December 31, 2011. Product revenues for both of the years ended December 31, 2012 and 2011 were $1.2 million. Approximately $150,000 of the product revenues for the year ended December 31, 2012 relate to the sale of ClearPoint system reusable components, compared to $730,000 in the year ended December 31, 2011. Substantially all of the remaining product revenues for the year ended December 31, 2012 and 2011 relate to sales of ClearPoint disposable products. The increase in disposable product sales reflects an increasing number of ClearPoint procedures being performed as adoption of the ClearPoint system increases.

Cost of Product Revenues. Cost of product revenues was $556,000 for the year ended December 31, 2012, compared to $656,000 for the year ended December 31, 2011, a decrease of $100,000, or 15%. The decrease in cost of product revenues resulted from the change in sales mix as ClearPoint disposable sales represented 87% of product sales for the year ended December 31, 2012, compared with only 39% for the prior year. Margins on the sale of our ClearPoint system disposable components are typically significantly higher than on the sale of our ClearPoint system’s reusable components. The decrease due to the change in sales mix was partially offset an increase of $110,000 in depreciation expense for loaned systems installed under our ClearPoint Placement Program, which was driven by the additional number of loaned systems installed at customer facilities during the year ended December 31, 2012, compared with the year ended December 31, 2011.

Research and Development Costs.  Research and development costs were $2.5 million for the year ended December 31, 2012, compared to $4.3 million for the year ended December 31, 2011, a decrease of $1.8 million, or 42%.  The primary driver of the decrease was a reduction in spending related to our ClearTrace development program, as we incurred $750,000 in expense for ClearTrace related sponsored research during the year ended December 31, 2011, compared to none for the year ended December 31, 2012. A reduction of $584,000 in consulting and personnel costs, again mostly related to ClearTrace system development, also contributed to the decrease. We scaled back our ClearTrace development program spending while we were seeking additional funding and as we focused more time and resources on ClearPoint commercialization efforts. We experienced a decrease in research and development costs of $362,000 related to our Key Personnel Incentive Program (see the explanation of reversal of R&D obligation below) when comparing the year ended December 31, 2012 with the year ended December 31, 2011.  In addition, we recorded a credit of $97,000 during the year ended December 31, 2012 related to sponsored research as we negotiated with a research partner to reduce amounts we were invoiced prior to December 31, 2011, but which we had not yet paid, in order to reflect an adjustment for work that was specified in our agreement with the research partner but was not completed.

Reversal of R&D Obligation. For the year ended December 31, 2012, we recorded a credit to research and development expense of $883,000. This credit was recorded to reverse expenses previously recorded as research and development costs under our Key Personnel Incentive Program. The reversal occurred as a result of the program participants’ voluntary and irrevocable relinquishment, in June 2012, of their rights to receive incentive bonus payments related to performance of services under the program, and our corresponding discharge from our obligations to make any and all such service-based payments. Of the amount reversed, $121,000 of the expense had been recorded during the three months ended March 31, 2012, and the remaining amounts had been accrued as research and development costs in the years ended December 31, 2011 and 2010.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses were $6.0 million for the year ended December 31, 2012, compared with $4.8 million for the year ended December 31, 2011, an increase of $1.2 million, or 25%. The increase relates mostly to share-based compensation expense of $862,000 associated with warrants we issued in May 2012 to two non-employee directors to purchase 1.25 million shares of our common stock and additional warrants we issued during the year to a service provider, two research contributors and a long-time financial adviser to purchase 411,666 shares of our common stock. All of these warrants had an exercise price of $1.00 per share and were immediately vested upon issuance, and the fair value of these warrants was computed using the Black-Scholes pricing model. We also experienced increased spending of approximately $215,000 related to fees paid for investor relations services and filing agent costs associated with our being a public company.  In addition, our hiring costs increased by $161,000, and our share-based compensation expense related to employee stock options increased by $108,000. These increases were partially offset by a reduction in expenses for professional services, which were down $96,000 when comparing the year ended December 31, 2012 with the year ended December 31, 2011.

Other Expense, Net. Net interest expense for the year ended December 31, 2012 was $2.6 million, compared with $2.5 million for the year ended December 31, 2011, an increase of $86,000. Interest expense which was accrued during the year ended December 31, 2012 was $534,000, compared to $1.2 million for the year ended December 31, 2011. The reduction in interest that was accrued related to the conversion of convertible notes payable into shares of our common stock in February 2012, which notes payable were outstanding for all or part of the year ended December 31, 2011. The remainder of the interest expense recorded during year ended December 31, 2012 was mostly related to the $1.9 million write-off of deferred debt issuance costs and unamortized debt discounts associated with the conversion of convertible notes payable into shares of our common stock in February 2012. The remainder of interest expense recorded during the year ended December 31, 2011 related to amortization of debt discounts and deferred debt issuance costs. Interest income was approximately $14,000 for the year ended December 31, 2012, compared with $3,000 for the year ended December 31, 2011. Also, included in other expense, net, for the year ended December 31, 2012 is a loss of $171,000 related to the change in the fair value of derivative liabilities associated with warrants issued in our July 2012 PIPE financing transaction. No such gain or loss was recorded for the year ended December 31, 2011.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

	Year Ended December 31,		Percentage
($s in thousands)	2011	2010	Change
Revenues	$3,818	$2,669	43%
Cost of product revenues	656	16	NM
Research and development costs	4,251	5,681	(25)%
Selling, general and administrative expenses	4,832	4,699	3%
Costs of withdrawn IPO	-	1,789	NM
Other income (expense), net	(2,390)	62	NM
Net loss	(8,311)	(9,454)	12%

NM = not meaningful

Revenues.  Revenues were $3.8 million for the year ended December 31, 2011, compared to $2.7 million for the year ended December 31, 2010. License fee revenue related to our license agreement with Boston Scientific for implantable cardiac medical leads was $2.6 million during both years. Product revenues for the years ended December 31, 2011 and 2010 were $1.2 million and $69,000, respectively. The increase relates to sales of our ClearPoint system reusable and disposable components. We initiated the commercial launch of our ClearPoint system in 2010 after receiving FDA regulatory clearance in June 2010. Higher ClearPoint product sales during the year ended December 31, 2011 reflect increased adoption of our ClearPoint system.

Cost of Product Revenues. Cost of product revenues was $656,000 for the year ended December 31, 2011, compared to $16,000 for the year ended December 31, 2010. The increase in cost of product revenues was due to the increase in product revenues and the change in our sales mix. All product revenues for the year ended December 31, 2010 were related to sales of our ClearPoint system disposable products. On the other hand, approximately 38% of our product revenues for the year ended December 31, 2011 were from sales of our disposable products with the remainder representing sales of our reusable components. Gross margin is significantly higher on sales of our ClearPoint system disposable products than sales of our ClearPoint system reusable products.

Research and Development Costs. Research and development costs were $4.3 million for the year ended December 31, 2011, compared to $5.7 million for the year ended December 31, 2010, a decrease of $1.4 million, or 25%. This decrease was due primarily to: (i) a decrease of $976,000 in ClearTrace system software development expenses related to the timing of achievement of development milestones by our third party software development partner; (ii) a decrease of $349,000 in software development expenses related to our ClearPoint system as very little development work was left to be completed in 2011; and (iii) a decrease of $344,000 due to a reduction in the use of outside consultants. These decreases were partially offset by an increase in compensation related to our Key Personnel Incentive Program of $206,000 and an increase in share-based compensation expense related to R&D personnel of $215,000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $4.8 million for the year ended December 31, 2011 compared to $4.7 million for the year ended December 31, 2010, an increase of $133,000, or 3%. The change relates to an increase of $530,000 in share-based compensation expense related to stock options granted in December 2010, which was mostly offset by a decrease related to the costs associated with the settlement of a trademark dispute recorded in 2010 of $425,000. All monies owed under the terms of the settlement agreement were paid in 2011, except for approximately $71,000 which was paid in early 2012.

Costs of Withdrawn IPO. In 2009, we filed a registration statement with the SEC relating to the initial public offering, or IPO, of shares of our common stock. In 2010, we made the decision to withdraw our registration statement and to cancel the planned IPO. Costs which had been deferred, totaling $1.8 million, were recorded as costs of withdrawn IPO in the statement of operations in 2010.

Other Income (Expense), Net. Net other expense was $2.4 million for the year ended December 31, 2011 compared with net other income of $61,000 for the year ended December 31, 2010. Net interest expense was $2.5 million for the year ended December 31, 2011, compared to $1.6 million for the year ended December 31, 2010. The increase in interest expense relates to interest on increased borrowings and related amortization of debt discounts and deferred financing costs. We issued notes payable in the principal amount of $7.1 million during 2010 that were outstanding for the full year in 2011. In addition, we issued notes payable during 2011 in the principal amount of $4.9 million. Net interest expense for the year ended December 31, 2010 was more than offset by a gain of $1.2 million recorded on the revaluation of our derivative liability and other income of $416,000 related to grants received under the Qualifying Therapeutic Discovery Project provided by the United States Treasury Department.

Liquidity and Capital Resources

For the years ended December 31, 2012, 2011 and 2010, we incurred net losses of $5.9 million, $8.3 million, and $9.5 million, respectively, and the cumulative net loss since our inception through December 31, 2012 was $65.7 million. We expect such losses to continue through at least the year ended December 31, 2013 as we continue to commercialize our ClearPoint system and pursue research and development activities. Net cash used in operations was $7.4 million, $6.2 million, and $7.7 million for the years ended December 31, 2012, 2011, and 2010, respectively. Since inception, we have financed our activities principally from the sale of equity securities, the issuance of convertible notes and license arrangements.

Our primary financing activities during the years ended December 31, 2012, 2011, and 2010 were:

●	our July 2012 PIPE financing, which resulted in net proceeds of $5.5 million;

●	the unit offering we completed in February 2012, which resulted in net proceeds of $4.9 million, $3.4 million of which we received in 2012 and $1.5 million of which we received in 2011;

●	the unit offering we completed in September 2011, which resulted in net proceeds of $1.3 million;

●	our issuance of a convertible note payable in April 2011, which resulted in net proceeds of $2.0 million;

●	our November 2010 unit offering, which resulted in net proceeds of $3.0 million; and

●	our March 2010 convertible notes payable offering, which resulted in net proceeds of $3.8 million.

In January 2013, we completed a private offering in which we sold securities for net proceeds of approximately $9.9 million. While we expect to continue to use cash in operations, we believe our existing cash and cash equivalents at December 31, 2012 of $1.6 million, combined with the net proceeds from our January 2013 private offering, will be sufficient to meets our anticipated cash requirements through at least March 2014. During 2013, we plan to increase our spending on sales and marketing activities as we complete the commercial rollout of our ClearPoint system, from which we expect to increase ClearPoint product revenues. Certain planned expenditures are discretionary and could be deferred if required to do so to fund critical operations. To the extent our available cash and cash equivalents are insufficient to satisfy our long-term operating requirements, we will need to seek additional sources of funds, from the sale of additional equity, debt or other securities or through a credit facility, or modify our current business plan. There can be no assurance that we will be able to obtain additional financing on commercially reasonable terms.  The sale of additional equity or convertible debt securities will likely result in dilution to our current stockholders.

The table below summarizes the impact to our balance sheet and to shares outstanding of the conversions to common stock that occurred upon the effectiveness of our Form 10 registration statement, which occurred on February 27, 2012:

	Impact to Balance Sheet			Increase in
	Before Conversions	Impact of Conversions	After Conversions	Common Shares Outstanding
(in 000s except for share amounts)
Impact on assets
Deferred costs	$799	$(799)	$-	-

Impact on liabilities and equity
Accrued interest on converted notes	$974	$(974)	$-	1,092,559
Summer 2011 Notes, net	904	(904)	-	2,183,334
March 2010 Notes, net	4,058	(4,058)	-	4,071,000
2011 Unit Offering Notes, net	4,367	(4,367)	-	9,050,834
Total impact on liabilities	10,304	(10,304)	-	16,397,727
Series A convertible preferred stock *	7,965	(7,965)	-	7,965,000
Additional paid-in capital and common stock	-	19,345	19,345	-
Accumulated deficit	-	(1,876)	(1,876)	-
Total impact on equity	7,965	9,505	17,470	7,965,000
Total impact on liabilities and equity	$18,269	$(799)	$17,470	24,362,727

* See Note 8 to our December 31, 2012 audited financial statements.

Cash Flows

	Years Ended December 31,
($s in thousands)	2012	2011	2010
Cash used in operating activities	$(7,434)	$(6,240)	$(7,707)
Cash used in investing activities	(127)	(26)	(62)
Cash provided by financing activities	9,036	4,834	6,777
Net increase (decrease) in cash and cash equivalents	$1,475	$(1,432)	$(992)

Net Cash Flows from Operating Activities. Net cash used in operating activities for the years ended December 31, 2012, 2011, and 2010 primarily reflects the net loss for each year, which was reduced in part by amortization, depreciation and share-based compensation expense, but which increased by the change in deferred revenue.  Net cash used in operating activities for the year ended December 31, 2012 also reflects a use of cash related to the $3.0 million reduction in accounts payable and certain accrued expenses as we paid down certain outstanding balances. Net cash used in operating activities for the years ended December 31, 2011 and 2010 reflect increases in accounts payable and accrued expenses of $2.2 million and $3.5 million, respectively, as sources of cash as we extended payment terms while we sought additional funding. The losses for each year resulted mostly from selling, general and administrative expenses and from funding research and development activities.

Net Cash Flows from Investing Activities. Net cash flows from investing activities for the years ended December 31, 2012, 2011 and 2010 were $(127,000), $(26,000) and $(62,000), respectively. Net cash used in investing activities for each of the periods was primarily related to the purchase of property and equipment to support operations at our Irvine, California facility and the acquisition of intellectual property licenses.

Net Cash Flows from Financing Activities. Net cash provided by financing activities for the year ended December 31, 2012 relates to the $5.5 million of net proceeds generated from our July 2012 PIPE financing transaction and the $3.4 million of net proceeds generated in 2012 from the unit offering we concluded in February 2012.  Net cash provided by financing activities for the year ended December 31, 2011 relates mostly to the proceeds from our issuance of a $2.0 million convertible note payable in April 2011 and $2.8 million we received in two unit offerings in which we issued both convertible notes payable and warrants to purchase shares of our common stock. Net cash provided by financing activities for the year ended December 31, 2010 relates to the net proceeds of $3.8 million from our issuance of convertible notes payable and $3.0 million we received in a unit offering in which we issued shares of our common stock and secured notes payable.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability. We could continue to incur net losses as we commercialize our ClearPoint system products, continue to develop the ClearTrace system, expand our corporate infrastructure and pursue additional applications for our technology platforms.  Our cash balances are typically held in a variety of interest bearing instruments, including interest bearing demand accounts and certificates of deposit. Cash in excess of immediate requirements is invested primarily with a view to liquidity and capital preservation.

Because of the numerous risks and uncertainties associated with the development and commercialization of medical devices, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to successfully commercialize our products and complete the development of our product candidates. Our future capital requirements will depend on many factors, including, but not limited to, the following:

●	the cost and timing of expanding our sales, marketing and distribution capabilities and other corporate infrastructure;

●	the cost of establishing inventories;

●	the effect of competing technological and market developments;

●	the scope, rate of progress and cost of our research and development activities;

●	the achievement of milestone events under, and other matters related to, our agreements with Boston Scientific and Siemens;

●	the terms and timing of any future collaborative, licensing or other arrangements that we may establish;

●	the cost and timing of any clinical trials;

●	the cost and timing of regulatory filings, clearances and approvals; and

●	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Report of Independent Registered Public Accounting Firm and Financial Statements are set forth on pages F-1 to F-30 of this Annual Report on Form 10-K.

ITEM 9A.   CONTROLS AND PROCEDURES.

Management’s Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Our disclosure controls and procedures are designed to ensure that material information relating to us is made known to our principal executive officer and principal financial officer by others within our organization. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2012 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, our principal executive officer and principal financial officer had concluded that our disclosure controls and procedures were effective as of December 31, 2012 (the end of the period covered by this Annual Report on Form 10-K).

However, in connection with the restatement of our financial statements for the year ended December 31, 2012, as described in Note 12 to the accompanying financial statements, we re-evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. As a result of that re-evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of such date.

Management’s Report on Internal Control over Financial Reporting

This Annual Report on Form 10-K does not include a report on management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

As of the year ended December 31, 2012, there were no significant changes in our internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting. We are committed to a strong internal control environment. Therefore, we are currently taking steps to remediate the accounting error described in Note 12 to the accompanying financial statements. We will disclose any resulting change in our internal control over financial reporting in a future period.

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1)  The following documents are filed under “Item 8.  Financial Statements and Supplementary Data,” pages F-1 through F-30, and are included as part of this Annual Report on Form 10-K:

(a)(2)  Financial statement schedules are omitted as they are not applicable.

(a)(3)  See Item 15(b) below.

(b)  Exhibits

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation (1)

3.2	Amended and Restated Bylaws (1)

3.3	Third Amended and Restated Investor Rights’ Agreement dated September 20, 2006 (2)

3.4	Form of Subscription Agreement for 10% Secured Convertible Promissory Note Due 2014 (2)

4.1	Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.

4.2	Specimen of Common Stock Certificate (3)

4.3	Form of 10% Senior Unsecured Convertible Note Due 2012 (2)

4.4

Form of Junior Secured Promissory Note Due 2020, as amended by that certain Omnibus Amendment dated as of April 5, 2011, as further amended by that certain Second Omnibus Amendment dated as of October 14, 2011 (4)

4.5	10% Subordinated Secured Convertible Note Due 2016 issued to Brainlab AG, as amended (4)

4.6	Form of Unsecured Convertible Promissory Note Due 2013, as amended (2)

4.7	Form of 10% Secured Convertible Promissory Note Due 2014 (2)

4.8	Form of Amendment to 10% Senior Unsecured Convertible Note Due 2012 (2)

Exhibit Number	Description

4.9	Form of Warrant issued to purchasers in the July 2012 private placement to purchase shares of common stock of MRI Interventions, Inc. (5)

4.10	Form of Warrant issued to purchasers in the January 2013 private placement to purchase shares of common stock of MRI Interventions, Inc. (10)

4.11	Amended and Restated Subordinated Secured Note Due 2016, issued to Brainlab AG (11)

10.1+	1998 Stock Option Plan (2)

10.2+	2007 Stock Incentive Plan (2)

10.3+	Amended and Restated Key Personnel Incentive Program (2)

10.4+	2010 Incentive Compensation Plan (2)

10.5+	2010 Non-Qualified Stock Option Plan (2)

10.6

Junior Security Agreement by and between MRI Interventions, Inc. and Landmark Community Bank, in its capacity as collateral agent, dated as of November 5, 2010, as amended by that certain First Amendment dated April 5, 2011, and as further amended by that certain Second Amendment dated October 14, 2011 (2)

10.7	Security Agreement by and between MRI Interventions, Inc. and Landmark Community Bank, in its capacity as collateral agent, dated as of October 14,2011 (2)

10.8+	Form of Indemnification Agreement (2)

10.9†

License Agreement by and between SurgiVision, Inc. and The Johns Hopkins University entered into on or around June 20, 1998, as amended by that certain Amendment to License Agreement dated as of January 15, 2000, and as further amended by that certain Addendum to License Agreement entered into on or around December 7, 2004 (2)

10.10†	License Agreement by and between SurgiVision, Inc. and The Johns Hopkins University entered into on or around December 7, 2006 (2)

10.11†

Technology License Agreement dated as of December 30, 2005 by and between SurgiVision, Inc. and Boston Scientific Neuromodulation Corporation (formerly known as Advanced Bionics Corporation), as amended by that certain Omnibus Amendment dated June 30, 2007, as further amended by that certain Omnibus Amendment #2 dated March 19, 2008 (6)

10.12†

System and Lead Development and Transfer Agreement dated as of December 30, 2005 by and between SurgiVision, Inc. and Boston Scientific Neuromodulation Corporation (formerly known as Advanced Bionics Corporation), as amended by that certain Amendment No. 1 dated May 31, 2006, as further amended by that certain Omnibus Amendment dated June 30, 2007, as further amended by that certain Omnibus Amendment #2 dated March 19, 2008 (6)

10.13†	Technology License Agreement dated as of March 19, 2008 by and between SurgiVision, Inc. and Cardiac Pacemakers, Inc. (2)

10.14†	Development Agreement dated as of March 19, 2008 by and between SurgiVision, Inc. and Cardiac Pacemakers, Inc. (2)

Exhibit Number	Description

10.15†	Cooperation and Development Agreement, dated as of May 4, 2009, by and between SurgiVision, Inc. and Siemens Aktiengesellschaft, Healthcare Sector (6)

10.16	Consulting Agreement with Dr. Paul Bottomley (4)

10.17†	Co-Development and Distribution Agreement dated as of April 5, 2011 by and between SurgiVision, Inc. and Brainlab AG, as amended by that certain First Amendment dated as of July 18, 2011 (6)

10.18†	Master Security Agreement dated April 5, 2011 by and between SurgiVision, Inc. and Brainlab AG (2)

10.19†	Patent License Agreement – Nonexclusive entered into on or around April 27, 2009 by and between SurgiVision, Inc. and National Institutes of Health (2)

10.20†	Master Services and Licensing Agreement dated as of July 20, 2007 by and between SurgiVision, Inc. and Cedara Software Corp., as amended by that certain First Amendment dated January 18, 2011 (6)

10.21†	Exclusive License Agreement entered into on or around June 30, 2008 by and between SurgiVision, Inc. and The Johns Hopkins University (2)

10.22†	Exclusive License Agreement entered into on or around June 30, 2008 by and between SurgiVision, Inc. and The Johns Hopkins University (2)

10.23†	Exclusive License Agreement entered into on or around June 30, 2008 by and between SurgiVision, Inc. and The Johns Hopkins University (2)

10.24	Loan Agreement dated as of October 16, 2009 by and between SurgiVision, Inc. and Boston Scientific Corporation (2)

10.25†	Patent Security Agreement dated as of October 16, 2009 by and between SurgiVision, Inc. and Boston Scientific Corporation (2)

10.26†

Research Agreement by and between SurgiVision, Inc. and The University of Utah entered into on or around July 2, 2007, as amended by that certain First Amendment to the Research Agreement entered into on or around January 8, 2008, as further amended by that certain Second Amendment to the Research Agreement dated April 24, 2009, as further amended by that certain Third Amendment to the Research Agreement dated May 1, 2009, as further amended by that certain Fourth Amendment to the Research Agreement entered into on or around February 25, 2010, as further amended by that certain Fifth Amendment to the Research Agreement dated December 31, 2010, and as further amended by that certain Sixth Amendment to the Research Agreement dated November 28, 2011 (6)

10.27

Lease Agreement, dated as of April 21, 2008, by and between Shaw Investment Company, LLC and Surgi-Vision, Inc., as amended by that certain Amendment to Lease dated January 20, 2011, as further amended by that certain Amendment to Lease dated March 26, 2012 (1)

10.29+	SurgiVision, Inc. Cardiac EP Business Participation Plan (2)

10.30+	Cardiac EP Business Participation Plan Award Agreement, dated June 3, 2010, by and between SurgiVision, Inc. and Nassir F. Marrouche (2)

Exhibit Number	Description

10.31+	Amended and Restated Key Personnel Incentive Award Agreement, dated June 2, 2010, by and between SurgiVision, Inc. and Paul A. Bottomley (2)

10.32+	Key Personnel Incentive Award Agreement, dated June 2, 2010, by and between SurgiVision, Inc. and Paul A. Bottomley (2)

10.33+	Amended and Restated Key Personnel Incentive Award Agreement, dated June 2, 2010, by and between SurgiVision, Inc. and Parag V. Karmarkar (2)

10.34+	MRI Interventions, Inc. 2012 Incentive Compensation Plan (3)

10.35+	MRI Interventions, Inc. 2012 Incentive Compensation Plan Form of Incentive Stock Option Agreement (3)

10.36+	MRI Interventions, Inc. 2012 Incentive Compensation Plan Form of Non-Qualified Stock Option Agreement (3)

10.37†	Amendment No. 1 to Loan Agreement Secured Convertible Promissory Notes and Patent Security Agreement effective February 2, 2012, between MRI Interventions, Inc. and Boston Scientific Corporation (6)

10.38†

Omnibus Amendment No. 3 to Technology License Agreement and System and Lead Development and Transfer Agreement effective February 2, 2012, between MRI Interventions, Inc. and Boston Scientific Neuromodulation Corporation (6)

10.39	Separation Agreement, dated as of May 8, 2012, by and between John Keane and MRI Interventions, Inc. (7)

10.40	Employment Agreement, dated as of June 19, 2012, by and between Kimble L. Jenkins and MRI Interventions, Inc. (8)

10.41+	Employment Agreement, dated as of June 19, 2012, by and between Peter G. Piferi and MRI Interventions, Inc. (8)

10.42+	Employment Agreement, dated as of June 19, 2012, by and between David W. Carlson and MRI Interventions, Inc. (8)

10.43+	Employment Agreement, dated as of June 19, 2012, by and between Oscar L. Thomas and MRI Interventions, Inc. (8)

10.44†	Second Amendment to the Master Services and Licensing Agreement, dated as of June 22, 2012, by and between Merge Healthcare Canada Corp. and MRI Interventions, Inc. (9)

10.45	Form of Securities Purchase Agreement by and among MRI Interventions, Inc. and the purchasers named therein (5)

10.46	Form of Registration Rights Agreement by and among MRI Interventions, Inc. and the purchasers named therein (5)

10.47+	Employment Agreement, dated as of November 10, 2012, by and between Robert C. Korn and MRI Interventions, Inc. (12)

Exhibit Number	Description

10.48+	MRI Interventions, Inc. Non-Employee Director Compensation Plan (12)

10.49	Form of Securities Purchase Agreement by and among MRI Interventions, Inc. and the investors party thereto (10)

10.50	Form of Registration Rights Agreement by and among MRI Interventions, Inc. and the investors party thereto (10)

10.51	Second Amendment to Co-Development and Distribution Agreement, dated March 6, 2013, between MRI Interventions, Inc. and Brainlab AG (11)

23.1*	Consent of Cherry Bekaert LLP, formerly known as Cherry, Bekaert & Holland, L.L.P.

24.1	Power of Attorney (13)

31.1*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934

31.2*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) Under the Securities Exchange Act of 1934

32++

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(b) Under the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

101.INS**	XRBL Instance

101.SCH**	XBRL Taxonomy Extension Schema

101.CAL**	XBRL Taxonomy Extension Calculation

101.DEF**	XBRL Taxonomy Extension Definition

101.LAB**	XBRL Taxonomy Extension Labels

101.PRE**	XBRL Taxonomy Extension Presentation

*	Filed herewith.

**

Pursuant to Rule 406T of Regulation S-T adopted by the SEC, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise are not subject to liability under these sections.

†

Confidential treatment granted under Rule 24b-2 under the Securities Exchange Act of 1934. The confidential portions of this exhibit have been omitted and are marked accordingly. The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to the request for confidential treatment.

+	Indicates management contract or compensatory plan.

++

This certification is being furnished solely to accompany this Annual Report pursuant to 18 U.S.C. Section 1350, and it is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(1)	Incorporated by reference to the Company's Form 10-Q filed with the Commission on May 11, 2012.

(2)	Incorporated by reference to the Company's registration statement on Form 10 filed with the Commission on December 28, 2011.

(3)	Incorporated by reference to Amendment No. 1 to the Company's registration statement on Form 10 filed with the Commission on February 9, 2012.

(4)	Incorporated by reference to Amendment No. 2 to the Company's registration statement on Form 10 filed with the Commission on February 28, 2012.

(5)	Incorporated by reference to the Company's Form 8-K filed with the Commission on July 6, 2012.

(6)	Incorporated by reference to Amendment No. 3 to the Company's registration statement on Form 10 filed with the Commission on March 15, 2012.

(7)	Incorporated by reference to the Company's Form 8-K filed with the Commission on May 14, 2012.

(8)	Incorporated by reference to the Company's Form 8-K filed with the Commission on June 21, 2012.

(9)	Incorporated by reference to the Company's Form 8-K filed with the Commission on June 26, 2012.

(10)	Incorporated by reference to the Company's Form 8-K filed with the Commission on January 22, 2013.

(11)	Incorporated by reference to the Company's Form 8-K filed with the Commission on March 7, 2013.

(12)	Incorporated by reference to the Company's registration statement on Form S-1 filed with the Commission on February 11, 2013.

(13)	Incorporated by reference to the Company’s Form 10-K filed with the Commission on March 11, 2013

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MRI INTERVENTIONS, INC.

Date: August 19, 2012	/s/ Kimble L. Jenkins
Kimble L. Jenkins
Chief Executive Officer and
Chairman of the Board of Directors
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kimble L. Jenkins	Chief Executive Officer and Chairman	August 19, 2013
Kimble L. Jenkins	of the Board of Directors (Principal Executive Officer)

/s/ David W. Carlson	Chief Financial Officer (Principal	August 19, 2013
David W. Carlson	Financial Officer and Principal Accounting Officer)

*	Director	August 19, 2013
Paul A. Bottomley

*	Director	August 19, 2013
Charles E. Koob

*	Director	August 19, 2013
James K. Malernee, Jr.

*	Director	August 19, 2013
Michael A. Pietrangelo

*	Director	August 19, 2013
Andrew K. Rooke

*	Director	August 19, 2013
Michael J. Ryan

*	Director	August 19, 2013
John N. Spencer, Jr.

* By:	/s/ Kimble L. Jenkins	Attorney in Fact	August 19, 2013
Kimble L. Jenkins

MRI INTERVENTIONS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

MRI Interventions, Inc.

We have audited the accompanying balance sheets of MRI Interventions, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2012, 2011 and 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of MRI Interventions, Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years ended December 31, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, during 2012, the Company recognized a net loss of approximately $5.9 million.  Further, the Company had a net loss of approximately $8.3 million in 2011 and $9.5 million in 2010.  At December 31, 2012 the Company had incurred cumulative losses of approximately $65.7 million. Management’s plans in regard to this matter are described in Note 1.

As discussed in Note 12 to the financial statements, the financial statements as of and for the year ended December 31, 2012 have been restated.

/s/ Cherry Bekaert LLP

Tampa, Florida

March 11, 2013 (except for Notes 2, 8 and 12 for which the date is August 19, 2013)

MRI INTERVENTIONS, INC.

Balance Sheets

	December 31,
	2012	2011
	(restated)
ASSETS
Current Assets:
Cash and cash equivalents	$1,620,005	$145,478
Accounts receivable	445,432	401,580
Inventory	899,702	968,818
Cost of deferred product revenue	47,639	-
Prepaid expenses and other current assets	63,234	19,773
Total current assets	3,076,012	1,535,649
Property and equipment, net	1,287,115	1,218,830
Software license inventory	1,137,500	-
Deferred financing costs	24,219	214,469
Other assets	26,900	61,481
Total assets	$5,551,746	$3,030,429
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,961,195	$4,037,168
Accrued compensation	278,124	1,011,413
Accrued interest	-	971,733
Other accrued liabilities	1,177,142	2,015,046
Derivative liability	2,129,091	-
Related party deferred license revenue	650,000	2,600,000
Deferred product revenue	112,725	-
Convertible notes payable, net of unamortized discount of $117,405	-	3,953,595
Total current liabilities	6,308,277	14,588,955

Related party deferred revenue	-	1,396,374
Related party accrued interest	-	799,102
Other accrued liabilities	574,722	209,143
Related party convertible notes payable, net of unamortized discount of $0 and $432,706 at December 31, 2012 and 2011, respectively	4,338,601	4,377,294
Convertible notes payable, net of unamortized discount discount of $0 and $316,610 at December 31, 2012 and 2011, respectively	2,000,000	3,308,390
Junior secured notes payable, net of unamortized discount of $2,804,451 and $2,805,686 at December 31, 2012 and December 31, 2011, respectively	195,549	194,314
Total liabilities	13,417,149	24,873,572
Commitments and contingencies (Notes 5, 8, 10 and 11)	-	-
Stockholders' deficit:
Series A convertible preferred stock; $.01 par value; 8,000,000 shares authorized, 7,965,000 shares issued and outstanding at December 31, 2011	-	7,965,000
Common stock, $.01 par value; at December 31, 2012, 100,000,000, 48,418,830 and 48,093,000 shares authorized, issued, and outstanding, respectively; at December 31, 2011, 70,000,000 16,410,820, and 16,084,990 shares authorized, issued, and outstanding, respectively	484,187	164,108
Additional paid-in capital	58,995,972	31,495,593
Treasury stock, at cost, 325,830 common shares	(1,679,234)	(1,679,234)
Accumulated deficit	(65,666,328)	(59,788,610)
Total stockholders' deficit	(7,865,403)	(21,843,143)
Total liabilities and stockholders' deficit	$5,551,746	$3,030,429

See notes to financial statements.

MRI INTERVENTIONS, INC.

Statements of Operations

	Years Ended December 31,
	2012	2011	2010
	(restated)
Revenues:
Related party license revenues	$3,346,374	$2,600,000	$2,600,000
Service revenues	541,182	63,328	-
Product revenues	1,170,679	1,154,838	69,450
Total revenues	5,058,235	3,818,166	2,669,450
Costs and operating expenses:
Cost of product revenues	555,703	656,414	16,314
Research and development:
Research and development costs	2,484,503	4,251,476	5,681,031
Reversal of R&D obligation (see Note 10)	(882,537)	-	-
Selling, general, and administrative	6,029,844	4,831,814	4,698,786
Costs of withdrawn IPO	-	-	1,788,609
Total costs and operating expenses	8,187,513	9,739,704	12,184,740
Operating loss	(3,129,278)	(5,921,538)	(9,515,290)
Other income (expense):
Gain (loss) on change in fair value of derivative liability	(171,371)	-	1,227,500
Other income, net	3,586	104,850	413,623
Interest income	14,152	3,481	10,403
Interest expense	(2,594,807)	(2,498,204)	(1,590,471)
Net loss	$(5,877,718)	$(8,311,411)	$(9,454,235)
Net loss per share attributable to common stockholders:
Basic and diluted	$(0.15)	$(0.52)	$(1.40)
Weighted average shares outstanding:
Basic and diluted	40,374,048	15,961,371	6,773,714

See notes to financial statements.

MRI INTERVENTIONS, INC.

Statements of Stockholders’ Deficit

Years Ended December 31, 2010, 2011, and 2012

(restated for the year ended December 31, 2012)

	Convertible Preferred Stock Series A		Common Stock		Additional Paid-in	Treasury	Accumuluated
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Total
Balances, January 1, 2010	7,965,000	$7,965,000	5,129,280	$54,551	$25,794,862	$(1,679,234)	$(42,022,964)	$(9,887,785)
Employee share-based compensation	-	-	-	-	245,462	-	-	245,462
Fair value of conversion feature of senior unsecured convertible notes payable	-	-	-	-	834,555	-	-	834,555
Warrants issued in connection with senior unsecured convertible notes payable	-	-	-	-	120,218	-	-	120,218
Elimination of fractional shares resulting from the reverse stock split	-	-	(103)	(1)	(514)	-	-	(515)
Issuance of common stock in payment of director fees	-	-	16,527	165	29,584	-	-	29,749
Issuance of common stock in connection with the sale of unit securities	-	-	10,714,286	107,143	2,668,157	-	-	2,775,300
Net loss for the year	-	-	-	-	-	-	(9,454,235)	(9,454,235)
Balances, December 31, 2010	7,965,000	7,965,000	15,859,990	161,858	29,692,324	(1,679,234)	(51,477,199)	(15,337,251)
Employee share-based compensation	-	-	-	-	989,902	-	-	989,902
Warrants issued in connection with senior unsecured convertible notes payable	-	-	-	-	649,734	-	-	649,734
Fair value of conversion feature of 2011 junior secured convertible notes payable	-	-	-	-	163,633	-	-	163,633
Proceeds from exercise of warrants	-	-	225,000	2,250	-	-	-	2,250
Net loss for the year	-	-	-	-	-	-	(8,311,411)	(8,311,411)
Balances, December 31, 2011	7,965,000	7,965,000	16,084,990	164,108	31,495,593	(1,679,234)	(59,788,610)	(21,843,143)
Employee share-based compensation	-	-	-	-	1,168,034	-	-	1,168,034
Beneficial conversion feature of convertible notes payable	-	-	-	-	383,204	-	-	383,204
Warrants issued with convertible notes payable	-	-	-	-	383,204	-	-	383,204
Warrants issued to placement agents and subagents	-	-	-	-	237,299	-	-	237,299
Conversion of convertible notes and accrued interest into common stock	-	-	16,397,727	163,977	11,216,232	-	-	11,380,209
Conversion of Series A preferred stock into common stock	(7,965,000)	(7,965,000)	7,965,000	79,650	7,885,350	-	-	-
Non-employee share based compensation	-	-	-	-	863,257	-	-	863,257
Common stock issued in exchange for settlement of software license obligations	-	-	1,500,000	15,000	1,647,500	-	-	1,662,500
Issuance of common stock in payment of director fees	-	-	51,928	519	124,106	-	-	124,625
July 2012 unit offering (restated, see Note 12)	-	-	5,454,523	54,545	3,504,230	-	-	3,558,775
Exercise of options and warrants	-	-	638,832	6,388	87,963	-	-	94,351
Net loss for the year (restated, see Note 12)	-	-	-	-	-	-	(5,877,718)	(5,877,718)
Balances, December 31, 2012 (restated, see Note 12)	-	$-	48,093,000	$484,187	$58,995,972	$(1,679,234)	$(65,666,328)	$(7,865,403)

See notes to financial statements.

MRI INTERVENTIONS, INC.

Statements of Cash Flows

	Years Ended December 31,
	2012	2011	2010
	(restated)
Cash flows from operating activities:
Net loss	$(5,877,718)	$(8,311,411)	$(9,454,235)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation and license amortization	416,970	354,885	266,223
Expenses paid through the issuance of common stock	124,625	-	29,749
Share-based compensation	2,031,291	989,902	245,462
Loss (gain) on change in fair value of derivative liabilities	171,371	-	(1,227,500)
Amortization and write-off of debt issuance costs and original issue discounts	2,061,078	1,359,687	889,624
Write-off of costs of withdrawn IPO	-	-	1,788,609
Increase (decrease) in cash resulting from changes in:
Accounts receivable	(43,852)	(370,040)	(31,540)
Inventory	(270,686)	91,519	(1,214,962)
Cost of deferred product revenue	(47,639)	-	-
Prepaid expenses and other current assets	(43,461)	(3,233)	38,487
Other assets	16,581	4,520	19,520
Accounts payable and accrued expenses	(2,738,727)	2,244,576	3,543,310
Deferred revenue	(3,233,649)	(2,600,000)	(2,600,000)
Net cash flows from operating activities	(7,433,816)	(6,239,595)	(7,707,253)
Cash flows from investing activities:
Purchases of property and equipment	(127,453)	(26,101)	(61,704)
Net cash flows from investing activities	(127,453)	(26,101)	(61,704)
Cash flows from financing activities:
Net proceeds from pre-public unit offerings	3,424,950	2,831,610	3,000,000
Net proceeds from issuance of convertible notes	-	2,000,000	3,777,142
Net proceeds from PIPE financing	5,516,495	-	-
Proceeds from warrant exercises	94,351	2,250	-
Net cash flows from financing activities	9,035,796	4,833,860	6,777,142
Net change in cash and cash equivalents	1,474,527	(1,431,836)	(991,815)
Cash and cash equivalents, beginning of year	145,478	1,577,314	2,569,129
Cash and cash equivalents, end of year	$1,620,005	$145,478	$1,577,314

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for:
Income taxes	$-	$-	$49,250
Interest	$33,200	$-	$-

See notes to financial statements.

MRI INTERVENTIONS, INC.

Statements of Cash Flows

NON-CASH INVESTING AND FINANCING TRANSACTIONS:

●	In February 2012, the terms of related party notes payable were modified (see Note 6) and accrued interest of $838,601 was added to the principal balances of the original notes.

●

Upon the effectiveness of the Company’s Form 10 registration statement in February 2012, the principal balance of convertible notes payable totaling $10,811,500 and the related accrued interest of $974,311 were converted into shares of the Company’s common stock (see Notes 7 and 8).  In addition, unamortized debt discounts totaling $405,602 at the conversion date related to the relative fair value of warrants issued in connection with the issuance of the convertible notes (originally accounted for as equity) were offset against additional paid-in capital.

●

In February 2012, warrants with a fair value of $237,299 (recorded as deferred financing costs and additional paid-in capital) were issued to the placement agent and its sub-placement agents in connection with the Company’s sale of units consisting of secured convertible notes and common stock warrants (see Note 7).

●

In January and February 2012, both the $383,204 relative fair value of warrants and the $383,204 intrinsic value of the beneficial conversion feature associated with notes issued by the Company in an offering of units (see Note 7) were recorded as additional paid-in capital and a discount to the convertible notes payable.

●

In June 2012, the Company issued 1,500,000 shares of its common stock in exchange for settlement of accounts payable of $612,500 and the purchase of software licenses in the amount of $1,050,000 (see Note 10).

●

In 2010, warrants (recorded as deferred financing costs and additional paid-in capital) were issued with a fair value of $120,218 to the placement agent in connection with the sale of the senior unsecured convertible notes.

●

The $163,633 fair value of the warrants and the $163,633 intrinsic value of the beneficial conversion feature associated with the notes, issued in the 2011 Unit Offering (see Note 7) were recorded as additional paid-in capital and a discount to the convertible notes payable.

●	At December 31, 2012, and 2011, deferred financing costs in the amount of $24,219 and $66,500, respectively, were included in accrued expenses.

●

ClearPoint reusable components were transferred from inventory to loaned systems, which is a component of property and equipment, during the years ended December 31, 2012, 2011 and 2010 with costs of $339,802, $550,105 and $173,870, respectively.

See notes to financial statements.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

1.   Description of the Business and Liquidity

MRI Interventions, Inc. (the “Company”) is a medical device company focused on the development and commercialization of technology that enables physicians to see inside the brain and heart using direct, intra-procedural magnetic resonance imaging, or MRI, guidance while performing minimally invasive surgical procedures. The Company was incorporated in the State of Delaware on March 12, 1998.

The Company’s ClearPoint system, an integrated system comprised of reusable components and disposable products, is designed to allow minimally invasive procedures in the brain to be performed in an MRI suite. In 2010, the Company received 510(k) clearance from the Food and Drug Administration (“FDA”) to market the ClearPoint system in the United States for general neurological interventional procedures. The Company’s ClearTrace system is a product candidate under development that is designed to allow catheter-based minimally invasive procedures in the heart to be performed in an MRI suite. The Company has also entered into exclusive licensing and development agreements (see Note 5) with affiliates of Boston Scientific Corporation (“BSC”), pursuant to which BSC may incorporate certain of the Company’s MRI-safety technologies into BSC’s implantable leads for cardiac and neurological applications.

In December 2011, the Company filed a Form 10 registration statement with the Securities and Exchange Commission (“SEC”) to register the Company’s common stock as a class of equity securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such Form 10 registration statement became effective on February 27, 2012.  As a result, the Company became a public reporting company subject to the periodic reporting requirements of the Exchange Act.

Liquidity and Management’s Plans

For the years ended December 31, 2012, 2011 and 2010, the Company incurred net losses of $5,877,718, $8,311,411, and $9,454,235, respectively, and the cumulative net loss since the Company’s inception through December 31, 2012 was $65,666,328. The Company expects such losses to continue through at least the year ended December 31, 2013 as it continues to commercialize its ClearPoint system and pursue research and development activities. Net cash used in operations was $7,433,816, $6,239,595, and $7,707,253 for the years ended December 31, 2012, 2011, and 2010, respectively. Since inception, the Company has financed its activities principally from the sale of equity securities, the issuance of convertible notes and license arrangements.

The Company’s primary financing activities during the years ended December 31, 2012, 2011, and 2010 were:

●	the July 2012 PIPE financing, which resulted in net proceeds of $5,516,495;

●	the unit offering the Company completed in February 2012, which resulted in net proceeds of $4,946,560, $3,424,950 of which were received in 2012 and $1,521,610 of which were received in 2011;

●	the unit offering the Company completed in September 2011, which resulted in net proceeds of $1,310,000;

●	the issuance of a convertible note payable in April 2011, which resulted in net proceeds of $2,000,000;

●	the November 2010 unit offering, which resulted in net proceeds of $3,000,000; and

●	the March 2010 convertible notes payable offering, which resulted in net proceeds of $3,777,142.

In January 2013, the Company completed a private offering (see Note 11) in which it sold securities for net proceeds of approximately $9,900,000. While the Company expects to continue to use cash in operations, the Company believes its existing cash and cash equivalents at December 31, 2012 of $1,620,005, combined with the net proceeds from the January 2013 private offering, will be sufficient to meets its anticipated cash requirements through at least March 2014. During 2013, the Company plans to increase its spending on sales and marketing activities as it completes the commercial rollout of its ClearPoint system, from which the Company expects to increase ClearPoint system product revenues. Certain planned expenditures are discretionary and could be deferred if the Company is required to do so to fund critical operations. To the extent the Company’s available cash and cash equivalents are insufficient to satisfy its long-term operating requirements, the Company will need to seek additional sources of funds, from the sale of additional equity, debt or other securities or through a credit facility, or modify its current business plan. There can be no assurances that the Company will be able to obtain additional financing on commercially reasonable terms. The sale of additional equity or convertible debt securities will likely result in dilution to the Company’s current stockholders.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

2.   Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Concentrations of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.  The Company holds its cash and cash equivalents on deposit with financial institutions in the United States insured by the Federal Deposit Insurance Corporation (“FDIC”).  At December 31, 2012 no amounts on deposit were in excess of FDIC limits.

The Company is subject to risks common to emerging companies in the medical device industry including, but not limited to: new technological innovations, dependence on key personnel, dependence on key suppliers, changes in general economic conditions and interest rates, protection of proprietary technology, compliance with changing government regulations and taxes, uncertainty of widespread market acceptance of products, access to credit for capital purchases by customers, and product liability claims. Certain components used in manufacturing have relatively few alternative sources of supply and establishing additional or replacement suppliers for such components cannot be accomplished quickly. The inability of any of these suppliers to fulfill the Company’s supply requirements may negatively impact future operating results.

Receivables at December 31, 2012 and all product revenues for the year ended December 31, 2012 relate to sales to a limited number of customers located in the United States (“U.S.”) and to one distributor outside of the U.S. Sales to two of these hospital customers and the distributor each represented between 14% and 16% of total product sales, respectively. The Company may perform credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company will provide an allowance for doubtful accounts when collections become doubtful, but the Company has not experienced any credit losses or recorded any allowances to date.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

Fair Value Measurements

Carrying amounts of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short maturities.

The table below reflects the carrying values and the estimated fair values of the Company’s outstanding notes payable at December 31, 2012:

	Carrying Values	Estimated Fair Value
Related party BSC convertible notes payable	$4,338,601	$3,636,380
Convertible note payable	2,000,000	2,000,000
Junior secured notes payable	195,549	1,920,844

The difference between the carrying value of the related party BSC convertible notes payable, which is equal to the face value due to troubled debt restructuring accounting (see Note 6), and the estimated fair value is attributable to the fact that no interest is charged per the terms of the convertible notes payable, which is below market.  The difference between the carrying value and the fair value of the junior secured notes payable relates to an unamortized debt discount.  This discount resulted from the relative fair value assigned to the junior secured notes payable at the time of issuance, as the notes were issued in connection with a unit offering, with the units consisting of a note payable and shares of the Company’s common stock.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

The Company measures certain financial assets and liabilities at fair value on a recurring basis. GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (“Level 1”), the next priority is given to quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability (“Level 2”) and the lowest priority to unobservable inputs (“Level 3”). See Note 6 for fair value information related to the Company’s derivative liability, which is the only asset or liability carried at fair value by the Company on a recurring basis at December 31, 2012. The table below reflects the level of the inputs used in the Company’s fair value calculation for instruments carried at fair value.

	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Derivative liability - warrants	$-	$-	$2,128,302	$2,128,302
Derivative liability - conversion option	-	789	-	789

Derivative Liability for Warrants to Purchase Common Stock

The derivative liability for warrants represents the fair value of warrants issued in connection with a private placement of shares of the Company’s common stock (see Note 8). The warrants are presented as liabilities due to an exercise price reduction provision. The liability, which is recorded at fair value on the balance sheet, is calculated using the Monte Carlo simulation valuation method. The change in fair value of these warrants is recognized as other income or expense in the statement of operations.

Inventory

Inventory is carried at the lower of cost (first-in, first-out (“FIFO”) method) or net realizable value. All items included in inventory relate to the Company’s ClearPoint system. Software license inventory that is not expected to be utilized within the next twelve months is classified as a non-current asset.  The Company periodically reviews its inventory for obsolete items and provides a reserve upon identification of potential obsolete items.

Property and Equipment

Property and equipment, including loaned ClearPoint systems, are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, principally five to seven years. Leasehold improvements are depreciated on a straight-line basis over the lesser of their estimated useful lives or the life of the related lease.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets (finite-lived intangible assets and property and equipment). Whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable, the expected undiscounted future cash flows are compared to the net book value of the related assets. If the net book value of the related assets exceeds the undiscounted expected future cash flows of the assets, the carrying amount would be reduced to the present value of the expected future cash flows and an impairment loss would be recognized. The Company has not recorded any impairment losses for the years ended December 31, 2012, 2011, or 2010.

Revenue Recognition

The Company’s revenues arise from: (1) the sale of ClearPoint system reusable components, including associated installation services; (2) sales of ClearPoint disposable products; and (3) license and development arrangements. The Company recognizes revenue, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605-10-S99, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the selling price or fee is fixed or determinable, collection is probable and risk of loss has transferred to the customer. For all sales, the Company requires either a purchase agreement or a purchase order as evidence of an arrangement.

(1) Sale of ClearPoint system reusable components — Generally, revenues related to ClearPoint system sales are recognized upon installation of the system and the completion of training of at least one of the customer’s physicians, which typically occurs concurrently with the ClearPoint system installation. ClearPoint system reusable components include software. This software is integral to the utility of the ClearPoint system as a whole, and as such, the provisions of FASB ASC 985-605, “Software Revenue Recognition,” are not applicable. Sales of reusable components that have stand-alone value to the customer are recognized when risk of loss passes to the customer. Sales of reusable components to a distributor that has been trained to perform ClearPoint system installations are recognized at the time risk of loss passes to the distributor.

(2) Sales of ClearPoint disposable products - Revenues from the sale of ClearPoint disposable products utilized in procedures performed using the ClearPoint system are recognized at the time risk of loss passes, which is generally at shipping point or upon delivery to the customer’s location, depending upon the specific terms agreed upon with each customer.

(3) License and development arrangements— The Company analyzes revenue recognition on an agreement by agreement basis as discussed below.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

●

Related Party Revenue Recognition under BSC Neuro Agreement (Note 5) — The Company analyzed whether the components of the arrangement represent separate units of accounting as defined by GAAP. Application of GAAP regarding Multiple-Element Arrangements requires subjective determinations and requires management to make judgments about the values of the individual elements and whether delivered elements were separable from the other aspects of the contractual relationship. The Company has determined that it did not and does not have clear and objective evidence of the fair values of each of the various elements of the agreement and, therefore, under these standards, the deliverables under this agreement are being treated as one unit of accounting.

This agreement required achievement of specified milestones in the development of an MRI-safe implantable lead by December 31, 2012. The agreement provided that, if the milestones were not achieved by that date and such failure was not the result of BSC Neuro’s failure to reasonably cooperate with the Company in pursuing the milestones, the Company would be required to repay BSC Neuro certain amounts, including any development expenses and milestone payments previously made to the Company under the agreement and any patent prosecution costs incurred by BSC Neuro with respect to the intellectual property licensed under the agreement. In drafting that provision of the agreement, the parties contemplated that the Company would be the party primarily performing the lead development activities, with assistance to be provided by BSC Neuro. However, subsequent to the execution of the agreement, BSC Neuro assumed responsibility for the lead development efforts under the agreement, and, consequently, BSC Neuro wholly controlled the pace and progress of the development efforts. The existence of the repayment provision indicated that the sales price was not fixed or determinable and all monies received should be deferred until such time that BSC Neuro acknowledged that the repayment provision would not be triggered. BSC Neuro acknowledged that the repayment will not be triggered and, as such, the related party revenue under this agreement that had previously been deferred has been recognized by the Company during the year ended December 31, 2012.

Future product royalty income related to the agreement will be recognized as the related products are sold and the related royalties are payable to the Company.

●

Related Party Revenue Recognition under BSC Cardiac Agreement (Note 5) — The Company analyzed whether the deliverables under the arrangement represent separate units of accounting as defined by GAAP. Application of GAAP regarding Multiple-Element Arrangements requires management to make subjective judgments about the values of the individual elements and whether delivered elements are separable from the other aspects of the contractual relationship. The Company determined it did not and does not have clear and objective evidence of fair value of the various elements of the agreement and, therefore, under these standards, the deliverables are being treated as one unit of accounting.

The Company defers recognition of non-refundable upfront license fees if there are continuing performance obligations without which the technology, know-how, rights, products or services conveyed in conjunction with the non-refundable fees have no utility to the licensee that could be considered separate and independent of the Company’s performance under other elements of the arrangement. Since the Company has continuing involvement through research and development services that is required because the Company’s know-how and expertise related to the technology are proprietary to the Company, such upfront fees are deferred and recognized over the estimated period of continuing involvement on a straight-line basis.

Amounts to be received related to substantive, performance-based milestones in research and development arrangements will be recognized upon receipt. Future product royalty income related to the agreement will be recognized as the related products are sold and amounts are payable to the Company.

●

Service Revenues - In 2011, the Company entered into an agreement to provide development services to a third party.  Under this agreement, the Company earns revenue equal to costs incurred for outside expenses related to the development services provided, plus actual direct internal labor costs (including the cost of employee benefits),  plus an overhead markup of the direct internal labor costs incurred.  Revenue is recognized in the period in which the Company incurs the related costs. During the years ended December 31, 2012 and 2011, the Company recorded service revenues of approximately $531,000 and $63,000, respectively, related to this agreement. From time to time, the Company may also perform development services for other third parties evidenced by either a development agreement or a purchase order. During 2012, the Company recorded revenues totaling $10,000 for such services. The Company did not recognize any service revenues for the year ended December 31, 2010.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Research and Development Costs

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary and employee benefit related costs for research and development personnel, costs for materials used in research and development activities and costs for outside services. Since most of the expenses associated with the Company’s development service revenues relate to existing internal resources, these amounts are included in research and development costs.

Costs of Withdrawn IPO

In 2009, the Company filed a registration statement with the SEC relating to the initial public offering (“IPO”) of shares of the Company’s common stock. In 2010, the Company made the decision to withdraw its registration statement and to cancel the planned IPO. Costs which had been deferred totaling $1,788,609 were recorded as costs of withdrawn IPO in the statement of operations in 2010.

Other Income (Expense)

During 2010 the Company recorded other income related to grants received under the Qualifying Therapeutic Discovery Project program administered under section 48D of the Internal Revenue Code.  Included in net other income in 2010 is other income related to the grants of $415,615, which is net of expenses paid to a service firm that assisted the Company in completing the grant applications.

Income Taxes

The Company accounts for income taxes under FASB ASC 740, “Income Taxes.” Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the period that includes the enactment date.

Due to uncertainties surrounding the realization of the deferred income tax assets in future periods, the Company has recorded a 100% valuation allowance against its net deferred income tax assets. If it is determined in the future that it is more likely than not that any deferred income tax assets are realizable, the valuation allowance will be reduced by the estimated net realizable amounts.

Net Loss Per Share

The Company calculates net loss per share in accordance with FASB ASC 260, “Earnings per Share.” Basic earnings per share (“EPS”) is calculated by dividing the net income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, without giving consideration to common stock equivalents. Diluted EPS is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury stock method when net income is reported. For all periods presented, since such periods resulted in net losses, diluted net loss per share is the same as basic net loss per share. The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

MRI INTERVENTIONS, INC.

Notes to Financial Statements

	As of December 31,
	2012	2011	2010

Stock options	6,432,127	3,679,977	3,762,477
Warrants	8,763,836	1,922,944	435,986
Shares under convertible note agreements	4,454,362	1,046,263	997,678
	19,650,325	6,649,184	5,196,141

Share-Based Compensation

The Company accounts for compensation for all arrangements under which employees and others receive shares of stock or other equity instruments (including options and warrants) in accordance with FASB ASC 718, “Compensation – Stock Compensation.” Under ASC 718, the fair value of each award is estimated as of the grant date and amortized as compensation expense over the requisite vesting period. The fair values of the Company’s share-based awards are estimated on the grant dates using the Black-Scholes valuation model. This valuation model requires the input of highly subjective assumptions, including the expected stock volatility, estimated award terms and risk-free interest rates during the expected terms. To estimate the expected terms, the Company utilizes the “simplified” method for “plain vanilla” options discussed in the SEC’s Staff Accounting Bulletin 107 (“SAB 107”). The Company believes that all factors listed within SAB 107 as pre-requisites for utilizing the simplified method apply to the Company and the Company’s share-based compensation arrangements. The Company intends to utilize the simplified method for the foreseeable future until more detailed information about exercise behavior becomes available. The Company based its estimate of expected volatility on the average of historical volatilities of publicly traded companies it deemed similar to the Company because the Company lacks its own relevant historical volatility data. The Company will consistently apply this methodology until a sufficient amount of historical information regarding the volatility of the Company’s own share prices becomes available. The Company utilizes risk-free interest rates based on a zero-coupon U.S. treasury instruments, the terms of which are consistent with the expected terms of the stock awards. The Company has not paid and does not anticipate paying cash dividends on its shares of common stock; therefore, the expected dividend yield is assumed to be zero.

Fair Value Determination of Privately-Held Equity Securities

Determining the fair value of shares of privately held companies requires making complex and subjective judgments. Prior to the time the Company’s common stock was publicly traded, the Company used the income approach, the market approach, and the probability weighted expected return method to estimate the enterprise values for the dates on which common stock were issued/granted and outstanding. The income approach was based on estimated future cash flows which utilized the Company’s forecasts of revenue and costs. The assumptions underlying the revenue and cost estimates were consistent with the Company’s business plan. The market approach was based on recent sales of the Company’s common stock in privately negotiated transactions between stockholders, the once anticipated initial public offering (“IPO”) price of the Company’s common stock, or conversion terms negotiated with holders of convertible securities issued by the Company. When the Company began the process of preparing for its IPO, it began to utilize the probability weighted expected return method, which was based on identifying the most likely liquidity events for the Company, the probability of each occurring, and the equity values for each after applying different percentages to the likelihood of the different values assigned to each anticipated outcome of those events. Once the Company’s planned IPO was withdrawn in the third quarter of 2010, the Company reverted to using the income and market approaches previously utilized. The assumptions used in each of the different valuation methods take into account certain discounts such as selecting the appropriate discount rate and control and lack of marketability discounts. The discount rates used in these valuations ranged from 22% to 35%. The discounts for lack of marketability ranged from 15% to 35% and the discounts for lack of control ranged from 20% to 30%. If different discount rates or lack of marketability and control discounts had been used, the valuations would have been different. The enterprise value under each valuation method was allocated to preferred and common shares taking into account the enterprise value available to all stockholders and allocating that value among the various classes of stock based on the rights, privileges, and preferences of the respective classes in order to provide an estimate of the fair value of a share of the Company’s common stock. There is inherent uncertainty in these estimates.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Since May 21, 2012, the Company’s common stock has been traded in the over-the-counter market and has been quoted on OTC Markets and the OTC Bulletin Board under the symbol MRIC.  Prior to the time the Company’s stock became publicly traded, the fair value of the Company’s common stock, as well as the common stock underlying options and warrants, granted as compensation, or issued in connection with the settlement of liabilities (“stock based transactions”), were estimated by management, with input from a third-party valuation specialist from time to time. Since the Company’s common stock has been publicly traded, the closing stock price has been used as a key input in determining the fair value for stock based transactions.

Other Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with FASB ASC Topic 815, “Derivatives and Hedging,” which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recording of all derivatives on the balance sheet at their fair values (Note 6). Changes in the fair values of derivatives are recorded each period as gains or losses in the statements of operations unless the derivatives qualify for hedge accounting.  At December 31, 2012 and 2011, the Company did not have any derivative instruments that were designated as hedges.

New Accounting Pronouncements

In June 2011, the FASB issued new accounting guidance related to the presentation of comprehensive income that increases comparability between GAAP and International Financial Reporting Standards (“IFRS”). This guidance requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements, eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. Public entities are required to apply this guidance for fiscal years and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance during the year ended December 31, 2012, and the adoption of this guidance had no impact on the Company’s results of operations or financial position and is not expected to have a significant impact on the Company’s future results of operations or financial position.

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between GAAP and IFRS. This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance was effective for annual periods beginning after December 15, 2011 (the 2012 fiscal year) and applied prospectively. As this guidance is only disclosure related, it did not have any effect on the carrying value of the assets or liabilities on the Company’s balance sheet as of December 31, 2012.

For the year ended December 31, 2012, the Company adopted the accounting standard update regarding fair value measurement. This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this standard update did not have a significant impact on the Company’s financial statements.

In July 2012, the accounting standard update regarding testing of intangible assets for impairment was issued. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. The Company will adopt this standard update during the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on the Company’s financial statements.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

3.   Inventory

Inventory consists of the following as of December 31:

	2012	2011
Work in process	$494,290	$454,366
Software license inventory	344,500	467,000
Finished goods	60,912	47,452
Inventory included in current assets	899,702	968,818
Software license inventory (see Note 10)	1,137,500	-
	$2,037,202	$968,818

4.   Property and Equipment

Property and equipment consist of the following as of December 31:

	2012	2011

Equipment	$1,044,969	$934,253
Furniture and fixtures	105,376	106,054
Leasehold improvements	157,236	157,236
Computer equipment and software	114,786	101,482
Loaned systems	1,063,777	723,975
	2,486,144	2,023,000
Less accumulated depreciation and amortization	(1,199,029)	(804,170)
Total property and equipment, net	$1,287,115	$1,218,830

Depreciation and amortization expense for the years ended December 31, 2012, 2011, and 2010 was $398,970, $336,885, and $246,331, respectively.

The Company may loan the reusable components of a ClearPoint system to a customer. Any such customer can then use the loaned ClearPoint system to perform procedures using ClearPoint disposable products which are purchased from the Company. Accordingly, the $1,063,777 and $723,975 of loaned systems at December 31, 2012 and 2011, respectively, represent the historical cost of ClearPoint reusable components transferred from inventory to property and equipment. Depreciation on loaned ClearPoint systems is computed using the straight-line method based on an estimated useful life of five years. At December 31, 2012 and 2011, accumulated depreciation on loaned systems was $242,132 and $73,846, respectively.

5.   Related Party License Agreements

License and development agreements have been entered into with affiliates of BSC. Because an affiliate of BSC is a stockholder of the Company and such affiliate of BSC has a representative that has been elected to serve on the Company’s board of directors, management has deemed all transactions with BSC and its affiliates to be of a related party nature.

BSC Neuro Agreement

In 2005, the Company entered into definitive license and development agreements (collectively, as amended, the “BSC Neuro Agreement”) with Advanced Bionics Corporation, an affiliate of BSC. Advanced Bionics Corporation subsequently changed its name to Boston Scientific Neuromodulation Corporation (“BSC Neuro”). Under the BSC Neuro Agreement, the Company granted BSC Neuro an exclusive commercial license with respect to certain of the Company’s owned and licensed intellectual property, in the neuromodulation field, to make, use, import, lease and sell neuro-related leads, neuro-related lead extensions, and neuro-related lead-type devices, such as implantable pulse generators.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

In connection with the February 2012 modification of the BSC Notes (see Note 6), the Company and BSC Neuro amended the terms of the BSC Neuro Agreement.  The amended terms included a reduction in the amount BSC Neuro could be required to pay the Company in future milestone-based payments associated with successful development and regulatory approval of the leads, from an original maximum amount of $1,600,000 to an amended maximum amount of $800,000. Under the BSC Neuro Agreement, BSC Neuro is obligated to pay royalties to the Company based on BSC Neuro’s net sales of licensed products, as defined by the agreement. In addition to the reduction in potential milestone-based payments, the amendment to the BSC Neuro Agreement also reduced by half the royalty rates used in calculating such royalty payments due to the Company.  Furthermore, the amended BSC Neuro Agreement requires the Company to meet certain net working capital targets, be current on its payroll obligations, and not suffer an event of default under any indebtedness for borrowed money, in each case while the BSC Notes remain outstanding. If the Company does not meet those requirements while the BSC Notes are outstanding, the Company will be required to assign certain patents and patent applications to BSC Neuro.  However, upon any such assignment to BSC Neuro, BSC Neuro will grant to the Company an exclusive, royalty-free, perpetual worldwide license to the same patents and patent applications in all fields of use other than neuromodulation and implantable medical leads for cardiac applications.

The Company did not receive any up-front license payments pursuant to the BSC Neuro Agreement. In addition to other potential payments under the agreement as described above, the Company could receive over $500,000 in incentive payments for incremental development work, but only if and to the extent BSC Neuro requests the Company to perform such work. The Company does not expect such a request to be made.

The BSC Neuro Agreement required specified milestones in the development of an MRI-safe implantable lead to be achieved by December 31, 2012. The BSC Neuro Agreement provided that, if the milestones were not achieved by that date and such failure was not the result of BSC Neuro’s failure to reasonably cooperate with the Company in pursuing the milestones, the Company would be required to repay BSC Neuro certain amounts, including any development expenses and milestone payments previously made to the Company under the agreement and any patent prosecution costs incurred by BSC Neuro with respect to the intellectual property licensed under the agreement. However, BSC Neuro assumed responsibility from the Company for the lead development efforts under the agreement, and, consequently, BSC Neuro wholly controlled the pace and progress of the development efforts.  BSC Neuro has acknowledged that the repayment provision will not be triggered, consequently, the Company recognized revenue of approximately $746,000 during the year ended December 31, 2012 which had been previously recorded as deferred revenue.

BSC Cardiac Agreement

Effective in 2008, the Company entered into definitive license and development agreements (collectively the “BSC Cardiac Agreement”) with Cardiac Pacemakers, Inc. (“BSC Cardiac”), an affiliate of Boston Scientific Corporation. Under the BSC Cardiac Agreement, the Company granted BSC Cardiac an exclusive commercial license with respect to certain of the Company’s owned and licensed intellectual property rights, in the field of implantable medical leads for cardiac applications, to make, have made, use, promote, market, import, distribute, lease, sell, offer for sale and commercialize products in the licensed field of use. The Company is required to continue to investigate the feasibility of its technology and, upon successful completion of feasibility studies, to work with BSC Cardiac to develop this technology for different types of MRI-compatible and MRI-safe implantable cardiac leads.

Pursuant to the BSC Cardiac Agreement, in addition to prospective royalty payments on net sales of licensed products, the Company received a non-refundable licensing fee of $13,000,000 in 2008, and the Company could receive future milestone-based payments associated with the successful development and regulatory approval of the various implantable cardiac leads that incorporate the Company’s technology, subject to certain patents being issued on patent applications licensed to BSC Cardiac. However, there can be no assurance of the amount of milestone-based payments the Company ultimately will receive under the BSC Cardiac Agreement, if any.  The Company believes that BSC Cardiac does not intend to incorporate the Company’s technology into each of the different types of implantable cardiac leads addressed by the agreement, which reduces the potential milestone-based payments the Company could receive. The Company recorded the $13,000,000 payment received in 2008 as deferred revenue and is recognizing revenue over the five year estimated period of continuing involvement (see Note 2, Revenue Recognition). The Company determined the five year estimated period of continuing involvement based upon the Company’s internal development plan and projected timeline for the different implantable cardiac leads. The Company reevaluates its estimated remaining period of continuing involvement at each reporting period, and any changes will be incorporated into the determination of revenue recognition on a prospective basis.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Except as set forth below, the licensing provisions of the BSC Cardiac Agreement will terminate upon the expiration of the last issued patent that is licensed under the agreement, and the development provisions of the BSC Cardiac Agreement will expire upon FDA approval of a design for each of the different lead types described in the agreement. BSC Cardiac has the one-time option, within 60 days after successful completion of the first cardiac lead feasibility study, to cease further development work and to terminate the provisions of the BSC Cardiac Agreement. If BSC Cardiac elects to exercise its option under the BSC Cardiac Agreement to terminate further development efforts, the license the Company granted to BSC Cardiac will automatically become non-exclusive with respect to certain of the intellectual property, other intellectual property will be removed from the scope of the license and revert to the Company, and BSC Cardiac will not be obligated to pay the Company any future royalties on net sales of products containing intellectual property that remains subject to the non-exclusive license. Likewise, any unachieved future milestone-based payments will not be due to the Company.

The remaining related party deferred license revenue under the BSC Cardiac Agreement of $650,000 at December 31, 2012 is expected to be recognized as revenue during 2013.

6.   Related Party Notes Payable

Related Party BSC Convertible Notes Payable

In 2009, the Company entered into a convertible note payable arrangement with BSC. During 2009, the Company borrowed an aggregate of $3,500,000 from BSC under this arrangement pursuant to three convertible notes payable (the “BSC Notes”). These borrowings accrued interest at 10% per year and were scheduled to mature on the second anniversary of the date on which the funds were advanced.  Effective February 2, 2012, the Company entered into a loan modification with BSC (also see Note 5) pursuant to which (i) interest accrued under each of the BSC Notes as of February 2, 2012 was added to the principal balance of the note, (ii) beginning February 2, 2012, the interest rate of each of the BSC Notes was reduced from 10% per year to 0%, and (iii) the maturity date of each of the BSC Notes was extended by three years (until October through December 2014).  The Company recorded interest expense under the BSC Notes of $39,499, $388,678, and $356,452 during the years ended December 31, 2012, 2011, and 2010, respectively. As of February 2, 2012, the outstanding aggregate loan balance, including principal and interest, owed to BSC was $4,338,601.  Pursuant to ASC 470-60, “Troubled Debt Restructurings by Debtors,” the loan modification was considered a “Troubled Debt Restructuring.” However, because the total future cash payments required under the new terms of the BSC Notes were not reduced from what was owed at the time of the loan modification, no gain was recorded under Troubled Debt Restructuring accounting.

The Company will be required to prepay all or a portion of the BSC Notes upon the consummation of any future “qualified financing,” which is defined as any equity financing in which shares of the Company’s preferred stock are issued  in exchange for cash proceeds. Upon consummation of a qualified financing from Medtronic, Inc., St. Jude Medical, Inc., or Johnson & Johnson, or any of their respective subsidiaries or affiliates, up to 100% of the cash proceeds from such qualified financing must be used to prepay the outstanding balance of the BSC Notes. Upon consummation of a qualified financing from any other investor, up to 25% of the cash proceeds from such qualified financing must be applied by the Company to prepay the outstanding balance of the BSC Notes. The Company has not conducted a qualified financing since entering into the loan arrangement with BSC under which the Company issued the BSC Notes. The Company can prepay the BSC Notes at any time. Each of the BSC Notes is convertible, at the option of the holder, at any time prior to the earlier of the maturity date or the consummation of a qualified initial public offering (which is defined as a bona fide first underwritten public offering of the Company’s common stock on a firm commitment basis in which the aggregate gross proceeds received by the Company at the public offering price equals or exceeds $20,000,000), into one share of the Company’s  preferred stock at a conversion price equal to the lower of $8.00 per share or the price per share paid by investors in a future qualified financing  conducted  by the Company.  In the event BSC elects to convert the BSC Notes into shares of preferred stock other than in the context of a qualified financing, each such share of preferred stock would initially be convertible into one share of the Company’s common stock. The BSC Notes are secured by a first priority security interest in all of the Company’s assets.

The Company analyzed the terms of the conversion feature of the BSC Notes under ASC Topic 815, “Derivatives and Hedging,” and determined, based upon the conversion price reset provision that the conversion feature should be accounted for as a derivative liability (see Note 2, Summary of Significant Accounting Policies – Fair Value Measurements). Under this guidance the conversion feature was initially measured at fair value upon the issuance of the BSC Notes and has been adjusted to the current fair value at the end of each reporting period.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Changes in fair value are recorded in other income (expense) in the related statements of operations. The Company calculates the fair value of this derivative liability utilizing the Black-Scholes pricing model. The fair value of the derivative liability was computed using Level 2 inputs at December 31, 2012 and Level 3 inputs for all reporting periods prior to 2012.  The assumptions used in calculating the fair value of the derivative liability are as follows:

	December 31,
	2012	2011
Dividend yield	0%	0%
Expected volatility	41.98%	46.58%
Risk free interest rate	0.31%	0.25%
Expected remaining term (years)	1.8	0.15
Common stock price	$1.60	$0.60

The changes in the fair value of the derivative liability related to the BSC Notes are as follows:

Derivative liability at January 1, 2010	$1,227,500
Gain on change in fair value of derivative liability	(1,227,500)
Derivative liability at December 31, 2010 and 2011	-
Loss on change in fair value of derivative liability	789
Derivative liability at December 31, 2012	$789

Related Party 2011 Unsecured Convertible Notes Payable

In June through September 2011, the Company issued unsecured convertible notes (the “Summer 2011 Notes”) in the aggregate amount of $1,310,000 to six non-employee directors of the Company. The note holders also received warrants to purchase 1,310,000 shares of the Company’s common stock in the aggregate. The Summer 2011 Notes had two-year maturities and accrued interest at 15% per year. The warrants were fully vested upon issuance, have a term of two years, and have an exercise price of $0.01 per share. The original terms of the Summer 2011 Notes provided for automatic conversion of the notes into shares of the Company’s common stock upon consummation of an initial public offering of shares of the Company’s common stock, based on a conversion price equal to 60% of the public offering price. In addition, the original terms of the Summer 2011 Notes provided for optional conversion of the notes, at the election of the note holder, upon consummation of a reverse merger of the Company into a public shell company, based on a conversion price equal to 60% of the fair market value of the Company’s common stock at the time of the merger. The Summer 2011 Notes were amended in December 2011 to provide for automatic conversion of the principal and all accrued interest into shares of the Company’s common stock upon the effectiveness of a Form 10 registration statement filed by the Company with the SEC under the Exchange Act, based on a conversion price of $0.60 per share. Upon the effectiveness of the Company’s Form 10 on February 27, 2012, all of the Summer 2011 Notes, representing an aggregate of $1,425,865 in principal and accrued interest, were converted into 2,376,447 shares of the Company’s common stock.

The Company analyzed the terms of the warrants based on the provisions of FASB, ASC 480, “Distinguishing Liabilities from Equity,”  and determined that they qualified for equity accounting. Under guidance in ASC 470, the Company allocated the $1,310,000 in proceeds proportionately between the Summer 2011 Notes and the common stock warrants issued to the note holders based on their relative fair values. The relative fair value of the common stock warrants, $486,102, was recorded as additional paid in capital. The Summer 2011 Notes were recorded at the principal amount of $1,310,000 less a discount of $486,102. This discount was being amortized to interest expense over the term of the Summer 2011 Notes using the effective interest method. The fair value of the Summer 2011 Notes was estimated based on an assumed market interest rate for notes of similar terms and risk. The fair value of the $0.01 common stock warrants was determined using the Black-Scholes pricing model. The Company determined the fair value of its common stock to be $0.60 per share at each of the dates the warrants were issued.  In conjunction with the conversion of the Summer 2011 Notes, the Company applied the guidance in FASB ASC 470-20, “Debt with Conversion and Other Options,” and wrote-off the unamortized discount of $405,602 associated with the relative fair value of the warrants, which were issued with the Summer 2011 Notes, against additional paid-in capital.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

The table below summarizes related party notes payable at December 31:

	2012	2011

BSC Notes - principal	$4,338,601	$3,500,000
Summer 2011 Notes - principal	-	1,310,000
Total related party notes payable - principal	4,338,601	4,810,000
Summer 2011 Notes - unamortized discount	-	(432,706)
Total related party notes payable - unamortized discount	-	(432,706)
BSC Notes - net	4,338,601	3,500,000
Summer 2011 Notes - net	-	877,294
Total related party notes payable - net	$4,338,601	$4,377,294

7.   Other Notes Payable

2010 Unsecured Convertible Notes Payable

In March 2010, the Company issued 10% senior unsecured convertible notes (the “March 2010 Notes”) in the aggregate principal amount of $4,071,000. The original terms of the March 2010 Notes provided a mandatory conversion feature upon the closing of an initial public offering of the Company’s common stock that would automatically convert the outstanding principal amount of the notes into shares of the Company’s common stock at the lesser of $8.00 per share or 80% of the public offering price, subject to a minimum $4.00 per share conversion price. In addition, the original terms of the March 2010 notes permitted note holders to convert the outstanding principal into shares of the Company’s common stock at any time, based on a conversion price of $8.00 per share, subject to certain adjustments. The March 2010 Notes were scheduled to mature in March 2012. All accrued interest was to be paid in cash upon the earlier of maturity or conversion. In late 2011 and early 2012, all of the March 2010 Notes were amended to provide for automatic conversion of the outstanding principal and accrued interest into shares of the Company’s common stock on the effective date of a Form 10 registration statement filed by the Company with the SEC under the Exchange Act, based on a conversion price of $1.00 per share. Upon the effectiveness of the Company’s Form 10 on February 27, 2012, all of the March 2010 Notes, representing an aggregate of $4,868,017 in principal and accrued interest, were converted into 4,868,041 shares of the Company’s common stock.  In conjunction with the conversion of the March 2010 Notes, the Company applied the guidance in FASB ASC 470-20 and charged to interest expense the associated unamortized discount of $13,500 and the unamortized deferred offering costs of $13,883.

2011 Unit Offering Notes

In October 2011, the Company initiated a private placement of securities in which the Company offered units, each unit consisting of a 10% junior secured convertible note (“2011 Unit Offering Note”) in the principal amount of $100,000 and a warrant to purchase 50,000 shares of the Company’s common stock. The 2011 Unit Offering Notes were scheduled to mature three years from the date of issuance and accrued interest at 10% per year. Per the terms of the 2011 Unit Offering Notes, all principal and accrued interest automatically converted into shares of the Company’s common stock based on a conversion price of $0.60 per share on the effective date of the Company’s Form 10 on February 27, 2012. The warrants were fully vested upon issuance, have a term of five years, and have an exercise price of $0.75 per share. Upon completion of the unit offering in February 2012, the Company had sold 54.305 units resulting in the issuance of convertible notes in the aggregate principal amount of $5,430,500 and warrants to purchase 2,715,250 shares of common stock. Of the 54.305 units sold, 38.055 units were sold after December 31, 2011. The Company’s placement agent for the unit offering, and its sub-placement agents, received an aggregate cash fee equal to 10% of the gross proceeds from the offering, as well as warrants to purchase an aggregate of 941,288 shares of the Company’s common stock at $0.60 per share.  The fair value of these warrants of $237,299 was calculated using the Black-Scholes pricing model. The $237,299 was recorded as a deferred offering cost to be amortized to interest expense using the effective interest method over the term of the 2011 Unit Offering Notes.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Utilizing guidance in ASC 470-20, the Company initially allocated the proceeds from the sale of the units on a relative fair value basis between the convertible notes and the warrants. Using the relative fair value of the notes, an effective conversion price was determined which resulted in a beneficial conversion feature (“BCF”). The fair value of the warrants was calculated using the Black-Scholes pricing model. The relative fair value of the warrants issued and the intrinsic value of the BCF, which were $383,204 each for the units issued in 2012, were recorded as increases to additional paid-in capital and a discount to the carrying value of the 2011 Unit Offering Notes. Management estimated the fair value of the Company’s common stock to be $0.60 per share at the time the 2011 Unit Offering Notes were issued, and management believed the 10% stated interest rate approximated the market interest rate. The effective conversion price of the conversion feature under the 2011 Unit Offering Notes was $0.54 per share. Upon the effectiveness of the Company’s Form 10 on February 27, 2012, all of the 2011 Unit Offering Notes, representing an aggregate of $5,491,929 in principal and accrued interest, were converted into 9,153,248 shares of the Company’s common stock.  In conjunction with the conversion of the 2011 Unit Offering Notes, the Company applied the guidance in ASC 470-20 and charged the related aggregate unamortized debt discount of $1,063,018 and unamortized deferred offering costs of $785,239 to interest expense.

2011 Junior Secured Convertible Note Payable and Strategic Agreement

In April 2011, the Company issued a $2,000,000 subordinated secured convertible note (“April 2011 Note”) to a medical device co-development partner (“Strategic Partner”). The April 2011 Note matures in April 2016, unless earlier converted, and it accrues interest at the rate of 10% per year. Interest is payable at maturity if the note is not converted. The April 2011 Note is secured by a security interest in the assets of the Company, which security interest is junior and subordinate to the security interest that secures the BSC Notes (see Note 6). In the event the Company closes a qualified financing, which is defined as an equity financing in which the Company issues shares of its preferred stock and receives at least $10,000,000 in net proceeds, the principal and accrued interest of the April 2011 Note will automatically convert into shares of the preferred stock that are issued  in the qualified financing if the number of shares to be issued upon conversion represents at least 10% of the Company’s outstanding shares of stock on a fully diluted basis. If the number of shares that would be issued upon conversion represents less than 10% of the Company’s outstanding shares of stock on a fully diluted basis, the conversion will be at the Strategic Partner’s election. Under the original terms, the Strategic Partner had the right to accelerate the maturity date of the April 2011 Note if the Company did not consummate a qualified financing within 180 days following the issue date of the note. The terms of the April 2011 Note were amended in September 2011 to extend the period within which to complete a qualified financing from 180 days to 360 days (April 2012)  and to establish a maximum conversion price of $0.60 per share (again, only in connection with the closing of a qualified financing). The April 2011 Note was further amended in February 2012 to remove the acceleration provision mentioned above related to the consummation of a qualified financing and to provide the Strategic Partner the option to convert the April 2011 Note into shares of the Company’s common stock at a conversion price of $0.60 per share at any time on or before February 23, 2013 (see Note 11), regardless of whether there is a qualified financing within that period of time.

Concurrent with the issuance of the April 2011 Note, the Company and the Strategic Partner entered into a Co-Development and Distribution Agreement pursuant to which the Company appointed the Strategic Partner as the exclusive distributor of the Company’s ClearPoint system products in the MRI-guided neurological drug delivery field and as a non-exclusive distributor of the Company’s ClearPoint system products for other MRI-guided neurological applications. In connection with the Co-Development and Distribution Agreement, the Company is obligated to perform a limited amount of training and support functions. In addition, under the Co-Development and Distribution Agreement, the Company licensed certain ClearPoint system technology to the Strategic Partner, and the Company and the Strategic Partner will work together to potentially integrate the Company’s ClearPoint product line into the Strategic Partner’s interventional MRI product line, particularly for an MRI-guided neurological drug delivery application.

Relying upon guidance in FASB ASC 605-25, “Revenue Recognition Multiple Element Arrangements,” the Company analyzed whether the deliverables of the arrangement with the Strategic Partner represented separate units of accounting. Application of these standards requires subjective determinations and requires management to make judgments about the value of the individual elements and whether delivered elements are separable from the other aspects of the contractual relationship. The Company determined that the April 2011 Note was the only element of the arrangement that had standalone value to the Strategic Partner separate from the other elements; thus, the Company accounted for the arrangement in two units of accounting. The distribution, license, service and support elements of the arrangement did not have value to the Strategic Partner on an individual basis, but together these elements did have value to the Strategic Partner and, therefore, represent a unit of accounting. The Company applied the relative selling price method to determine the value to associate with each unit of accounting. This method establishes a hierarchy of factors to consider when determining relative selling price: (1) vendor-specific objective evidence, (2) third-party evidence of selling price, or lastly, (3) management’s best estimate of the selling price. Because of the unique nature of the rights conveyed, there was no vendor-specific objective evidence or third-party evidence of relative selling price. Therefore, the Company was required to use its best estimate of the relative selling price of the deliverables comprising each unit of accounting. The Company determined the relative selling price of the unit of accounting associated with the distribution, license, service and support elements to be zero, as the Company would have conveyed these rights and assumed these obligations in exchange for the potential benefits from leveraging the distribution resources of the Strategic Partner (i.e. sales to the Strategic Partner are expected to yield similar net profits to those the Company generates on its direct customer sales). The other unit of accounting is comprised of the April 2011 Note with its junior security interest. Upon the issuance of the note, the note’s conversion feature did not require any accounting adjustment since it was a contingent feature subject to the completion of a qualified financing, which is not considered to be within the Company’s control. Therefore, the full $2,000,000 in cash proceeds was recorded as a liability related to the April 2011 Note. The Company determined that the February 2012 amendment to the April 2011 Note, which provided the optional conversion feature, represented conventional convertible debt and did not require any additional accounting treatment.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Summary of Convertible Notes Payable

The table below summarizes convertible notes payable by liability classification at December 31:

	Current		Long-term
	2012	2011	2012	2011

March 2010 Notes - principal	$-	$4,071,000	$-	$-
2011 Unit Offering Notes - principal	-	-	-	1,625,000
April 2011 Note - principal	-	-	2,000,000	2,000,000
Total convertible notes payable - principal	-	4,071,000	2,000,000	3,625,000
March 2010 Notes - unamortized discount	-	(117,405)	-	-
2011 Unit Offering Notes - unamortized discount	-	-	-	(316,610)
April 2011 Note - unamortized discount	-	-	-	-
Total unamortized discount	-	(117,405)	-	(316,610)
March 2010 Notes - net	-	3,953,595	-	-
2011 Unit Offering Notes - net	-	-	-	1,308,390
April 2011 Note - net	-	-	2,000,000	2,000,000
Total convertible notes payable - net	$-	$3,953,595	$2,000,000	$3,308,390

2010 Junior Secured Notes

In November 2010, the Company issued an aggregate of 10,714,286 units and received proceeds of $3,000,000. The units were sold to existing stockholders of the Company and existing holders of other Company securities.  Each unit consisted of a junior secured note, and one share of the Company’s common stock.  The Company issued 10,714,286 shares of common stock and junior secured notes in the aggregate principal amount of $3,000,000. The notes mature in November 2020 and accrue interest at the rate of 3.5% per annum. The notes are secured by a security interest in the assets of the Company, which security interest is junior and subordinate to the security interests that secure the BSC Notes and the April 2011 Note.   All outstanding principal and interest on the notes will be due and payable in a single payment upon maturity.

Under guidance in FASB ASC 470, the Company allocated the $3,000,000 in proceeds from the sale of the units between the junior secured notes and the shares of common stock issued based on their relative fair values with $2,775,300 being recorded as equity.  The junior secured notes were recorded at the principal amount of $3,000,000 less a discount of $2,775,300. This discount is being amortized to interest expense over the 10 year term of the notes using the effective interest method. The fair value of the notes was estimated based on an assumed market interest rate for notes of similar terms and risk. The fair value of the Company’s common stock was estimated by management using a market approach, with input from a third-party valuation specialist.

Four officers of the Company purchased an aggregate of 882,726 units in the offering for $247,164.  In addition, three non-employee directors of the Company also purchased an aggregate of 567,203 units for $158,816 in the offering.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

8.   Stockholders’ Equity

July 2012 Private Placement

In July 2012, the Company entered into securities purchase agreements for the private placement of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock, at a purchase price of $1.10 per unit (the “July PIPE Financing”).  Each unit consisted of one share of common stock and a warrant to purchase one-half share of common stock.  The pricing for the July PIPE Financing was set by the Company on June 25, 2012.

In the July PIPE Financing, the Company sold to the investors 5,454,523 shares of common stock, together with warrants to purchase 2,727,274 shares of common stock, for aggregate gross proceeds of $6,000,000.  Each warrant is exercisable for five years from the date of issuance and has an exercise price of $1.45 per share, subject to adjustment from time to time for stock splits or combinations, stock dividends, stock distributions, recapitalizations and other similar transactions.  In addition, the exercise price of the warrants will be subject to weighted average anti‐dilution protection, such that the exercise price will be adjusted downward (commonly referred to as a “down round” provision) on a weighted average basis to the extent the Company issues common stock or common stock equivalents in a financing transaction at a price below the then prevailing warrant exercise price (see Note 11).  Non-employee directors of the Company invested a total of $269,980 in the July PIPE Financing. The Company’s placement agent for the July PIPE Financing, and its sub-placement agents, earned cash commissions of $480,000 as well as warrants to purchase 409,093 shares of the Company’s common stock. The placement agent warrants have the same terms and conditions as the investor warrants, except that the placement agent warrants have an exercise price of $1.10 per share.

In connection with the July PIPE Financing, the Company entered into registration rights agreements with the investors pursuant to which the Company agreed to prepare and file a registration statement with the SEC covering the resale of the shares of common stock and the shares of common stock underlying the warrants issued in the transaction. The Company filed that registration statement on August 13, 2012, and the registration statement became effective on September 21, 2012.  In the event the Company fails to continuously maintain the effectiveness of the registration statement (with certain permitted exceptions), the Company will incur certain liquidated damages to investors in the July PIPE Financing, up to a maximum amount of 6% of the investors’ investment in that transaction, or $360,000.  The Company must bear the costs, including legal and accounting fees, associated with the registration statement. Management believes the Company will be able to maintain continuous effectiveness of the registration statement and, as such, no liability has been recorded related to this liquidated damages provision.

Under guidance in ASC 815-40, “Contracts in Entity's Own Equity,” the down round provision contained in the warrants issued in the July PIPE Financing requires derivative liability accounting treatment for the warrants. At December 31, 2012, the fair value of the warrants was $2,128,302. The fair value of the warrants was calculated using the Monte Carlo simulation valuation method.

Assumptions used in calculating the fair value of these warrants were as noted below:

	December 31, 2012	Transaction Date
Dividend yield	0%	0%
Expected volatility	47.08%	47.64%
Risk free interest rate	0.65%	0.75%
Expected remaining term (in years)	4.51	5.00

In addition to the assumptions above, the Company also takes into consideration whether or not it would participate in another round of equity financing and, if so, what that stock price would be for such a financing at that time.

The change in the fair value of the warrants accounted for as a derivative liability is reflected below:

Derivative liability at transaction date related to warrants	$1,957,720
Loss on change in fair value of derivative liability related to warrants	170,582
Derivative liability at December 31, 2012 related to warrants	$2,128,302

Preferred Stock

In 2006, the Company issued 7,965,000 shares of Series A Convertible Preferred Stock. The holders of Series A Convertible Preferred Stock had the right to convert such shares, at any time, into shares of common stock at the then applicable conversion rate. In addition, the terms of the Series A Convertible Preferred Stock provided for automatic conversion into common stock at the then applicable conversion rate upon the closing of an initial public offering or the consent of holders of a majority of the outstanding shares of the Series A Convertible Preferred Stock. In connection with any of the foregoing conversion events, every four shares of Series A Convertible Preferred Stock would convert into one share of common stock, subject to adjustment for certain corporate events, including stock splits, stock dividends and recapitalizations. However, on December 15, 2011, the Company’s Board of Directors approved an amendment to the terms of the Series A Convertible Preferred Stock providing for the automatic conversion of all outstanding shares of Series A Convertible Preferred Stock into shares of common stock, on a 1-for-1 basis, upon the effectiveness of a Form 10 registration statement filed by the Company with the SEC under the Exchange Act. That amendment was approved by the stockholders of the Company on February 10, 2012, and a Certificate of Amendment effecting the change to the terms of the Series A Convertible Preferred Stock was filed with the State of Delaware on that same day. Accordingly, upon the effectiveness of the Company’s Form 10 on February 27, 2012, the outstanding shares of Series A Convertible Preferred Stock converted into 7,965,000 shares of the Company’s common stock.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

On February 10, 2012, the stockholders of the Company also approved an Amended and Restated Certificate of Incorporation to be filed in connection with the effectiveness of the Company’s Form 10 registration statement.  The Company filed the Amended and Restated Certificate of Incorporation with the state of Delaware on February 27, 2012, and it became effective upon filing.  Under such Amended and Restated Certificate of Incorporation, the Company has the authority to issue up to 25,000,000 shares of preferred stock, and the Board of Directors has the authority, without further action by the stockholders, to issue up to that number of shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.  In June 2012, the Board of Directors established the terms of a series of preferred stock known as “Series A Convertible Preferred Stock”.  The Board of Directors designated the Series A Convertible Preferred Stock solely to provide BSC a series of the Company’s preferred stock into which BSC could elect to convert the BSC Notes other than in connection with a qualified financing (see Note 6).  The Company has not issued any shares of the Series A Convertible Preferred Stock.  Likewise, the Company has not filed a Certificate of Designations with the Secretary of State of the State of Delaware to create the Series A Convertible Preferred Stock.  The Company does not intend to file such Certificate of Designations unless and until BSC elects to convert its BSC Notes into shares of the Series A Convertible Preferred Stock.

Summary of Conversions to Common Stock Upon Effectiveness of the Form 10

The table below summarizes the impact on the Company’s balance sheet and shares outstanding of the conversions to common stock that occurred upon the effectiveness of the Company’s Form 10 registration statement on February 27, 2012:

	Impact to Balance Sheet			Increase in
	Before Conversions	Impact of Conversions	After Conversions	Common Shares Outstanding

Impact on assets
Deferred costs	$799,123	$(799,123)	$-	-

Impact on liabilities and equity
Accrued interest on converted notes	$974,311	$(974,311)	$-	1,092,559
Summer 2011 Notes, net	904,397	(904,397)	-	2,183,334
March 2010 Notes, net	4,057,500	(4,057,500)	-	4,071,000
2011 Unit Offering Notes, net	4,367,482	(4,367,482)	-	9,050,834
Total impact on liabilities	10,303,690	(10,303,690)	-	16,397,727
Series A convertible preferred stock	7,965,000	(7,965,000)	-	7,965,000
Additional paid-in capital and common stock	-	19,345,209	19,345,209	-
Accumulated deficit	-	(1,875,642)	(1,875,642)	-
Total impact on equity	7,965,000	9,504,567	17,469,567	7,965,000
Total impact on liabilities and equity	$18,268,690	$(799,123)	$17,469,567	24,362,727

The impact to accumulated deficit relates to the write-off of unamortized debt discounts and deferred financing costs.

Stock Incentive Plans

At December 31, 2011, the Company had four share-based compensation plans (a “1998 Plan”, a “2007 Plan”, and two “2010 Plans”, and referred to collectively herein as the “Plans”). The Plans provide for the granting of share-based awards, such as incentive and non-qualified stock options, to employees, directors, consultants and advisors. One of the 2010 Plans also provides for cash-based awards. Awards may be subject to a vesting schedule as set forth in each individual award agreement. The Company terminated the 1998 Plan, effective June 24, 2008, with respect to future grants such that no new options may be awarded under the 1998 Plan on or after June 24, 2008. Upon adoption of the 2010 Plans, the Company also ceased making awards under its 2007 Plan. A total of 3,815,675 shares of the Company’s common stock were reserved for issuance under the 2010 Plans, and awards with respect to a total of 3,246,450 shares have been made under the 2010 Plans.  In February 2012, the stockholders of the Company approved the creation of a new share-based incentive plan (the “2012 Plan”). With the adoption of the 2012 Plan, no additional grants under the 2010 Plans will be made. A total of 3,000,000 shares of the Company’s common stock were reserved for issuance under the 2012 Plan, of which awards as to 2,947,400 shares had been made as of December 31, 2012, thus, 52,600 shares remained available for award grants as of December 31, 2012 under the 2012 Plan.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Activity with respect to stock options issued by the Company is summarized as follows:

	Options Outstanding	Options Exercisable	Range of Exercise Prices			Weighted- average Exercise price per share	Intrinsic Value (1)
Balance at January 1, 2010	669,777		$0.88	-	24.00	$4.28	$3,694,400
Exercisable at January 1, 2010		483,364	0.88	-	24.00	2.78	3,424,333
Granted (2)	3,246,450			1.80		1.80
Cancelled or forfeited	(153,750)		3.20	-	24.00	5.06
Outstanding at December 31, 2010	3,762,477		0.88	-	24.00	2.11	262,500
Exercisable at December 31, 2010		433,746	0.88	-	24.00	3.03	262,500
Cancelled or forfeited	(82,500)		1.80	-	24.00	4.93
Outstanding at December 31, 2011	3,679,977		0.88	-	9.64	2.05	-
Exercisable at December 31, 2011		1,501,659	0.88	-	9.64	2.15	-
Granted (2)	3,097,400		1.00		2.13	1.08
Exercised	(14,000)		1.80	-	9.64	1.80
Cancelled or forfeited	(331,250)		1.80	-	9.64	2.14
Outstanding at December 31, 2012	6,432,127		0.88	-	9.64	1.58	1,846,040
Exercisable at December 31, 2012		2,386,909	0.88	-	9.64	2.13	205,000

(1)	Intrinsic value is calculated as the estimated fair value of the Company’s stock at the end of the related period less the option exercise price of in-the-money options.
(2)	All options granted during the years ended December 31, 2010 and 2012 were granted with exercise prices which were deemed to be the fair market value of the Company’s stock on the date of grant.

The following table summarizes information about stock options at December 31, 2012:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Number Outstanding	Weighted - Average Remaining Contractual Life	Weighted - Average Exercise Price	Number Exercisable	Weighted - Average Exercise Price
$0.88	-	1.17	3,033,900	8.53	$0.99	287,500	$0.89
1.63	-	2.13	3,216,700	8.16	1.79	1,917,882	1.80
3.20	-	9.64	181,527	3.55	7.61	181,527	7.61
			6,432,127	8.20	1.58	2,386,909	2.13

The weighted average grant date fair value of options granted during the years ended December 31, 2010 and 2012 was $0.83 and $0.48, respectively, and no options were granted in 2011.  A summary of the status of the Company’s nonvested stock options during the years ended December 31, 2010, 2011 and 2012 is presented below:

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Nonvested Stock Options	Shares	Weighted - Average Grant Date Fair Value
Nonvested January 1, 2010	186,413	$2.41
Granted	3,246,450	0.83
Forfeited	(41,667)	1.92
Vested	(62,465)	2.31
Nonvested December 31, 2010	3,328,731	0.88
Forfeited	(51,833)	0.88
Vested	(1,098,580)	0.89
Nonvested December 31, 2011	2,178,318	0.87
Granted	3,097,400	0.48
Forfeited	(258,517)	0.85
Vested	(971,984)	1.04
Nonvested December 31, 2012	4,045,218	0.56

As of December 31, 2012 there was a total of approximately $1,948,000 of unrecognized compensation cost related to share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of approximately 1.8 years.

The assumptions used in calculating the fair value using the Black-Scholes option-pricing model are set forth in the following table for options issued by the Company in 2012 and 2010 (no options were issued in 2011):

	Years Ended December 31,
	2012			2010
Dividend yield		0%		0%
Expected Volatility	45.17%	to	45.32%	44.81%
Risk free Interest rates	0.83%	to	1.13%	2.36%
Expected lives (years)		6.0		6.0

Warrants

In May 2012, the Company issued an aggregate of 1,250,000 common stock warrants to two non-employee directors in recognition of their long-standing support of the Company.  The warrants were immediately vested and exercisable upon issuance, have an exercise price of $1.00 per share, and have a term of five years.  The fair value of the 1,250,000 warrants issued was $514,250, which was calculated using the Black-Scholes valuation model. In addition, during year ended December 31, 2012, the Company issued 421,666 warrants to third parties with an exercise price of $1.00 and having a fair value of $349,003. The aggregate fair value of the aforementioned warrants of $863,253 was recorded as a selling, general and administrative expense during year ended December 31, 2012.

Warrants have been issued for terms of up to five years. Common stock warrants issued, expired, and outstanding during the years ended December 31, 2010, 2011 and 2012 are as follows:

MRI INTERVENTIONS, INC.

Notes to Financial Statements

	Shares	Weighted - Average Exercise Price
Outstanding at January 1, 2010	410,542	$0.42
Issued	25,444	8.00
Outstanding at December 31, 2010	435,986	3.74
Expired	(410,542)	3.48
Issued	2,122,500	0.29
Exercised	(225,000)	0.01
Outstanding at December 31, 2011	1,922,944	0.43
Issued	7,652,071	1.05
Shares withheld on net settled exercises	(186,347)	0.70
Exercised	(624,832)	0.67
Outstanding at December 31, 2012	8,763,836	0.95

The assumptions used in calculating the fair value of warrants utilizing the Black-Scholes pricing model are as follows:

	Year Ended December 31,
	2012			2011			2010
Dividend yield		0%			0%		0%
Expected Volatility	40.96%	to	46.88%	48.67%	to	49.36%	44.81%
Risk free Interest rates	0.19%	to	0.77%	0.81%	to	1.13%	2.36%
Expected lives (years)	1.6	to	5.0		5.0		5.0

9.   Income Taxes

The Company had no income tax expense for the years ended December 31, 2012, 2011 and 2010.  As the Company has incurred net operating losses, it has recognized valuation allowances for all net deferred income tax assets. The tax effect of temporary differences and net operating losses that give rise to components of deferred income tax assets and liabilities consist of the following:

	As of December 31,
	2012	2011
Deferred income tax assets (liabilities):
Property and equipment	$(54,443)	$(144,185)
Deferred revenue	246,740	1,517,024
Accrued expenses	288,338	1,138,800
Share based compensation related	1,094,927	451,557
Other	546,636	275,650
Net operating loss carryforwards	19,816,443	18,509,210
	21,938,641	21,748,056
Less valuation allowance	(21,938,641)	(21,748,056)
	$-	$-

The Company has a cumulative federal net operating loss of approximately $52,000,000 as of December 31, 2012 which begins to expire in 2015. Under Section 382 and 383 of the Internal Revenue Code, if an ownership change occurs with respect to a “loss corporation”, as defined, there are annual limitations on the amount of the net operating loss and other deductions which are available to the Company. The Company has not determined whether such ownership change has occurred. However, given the equity transactions in which the Company has engaged, the Company believes that the use of the net operating losses shown as deferred tax assets will be significantly limited.

Management has evaluated the effect of guidance provided by GAAP regarding accounting for uncertainty in income taxes and determined the Company has no uncertain tax positions that could have a significant impact on its financial statements. The Company’s income tax returns after 2008 remain open for examination.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

10. Commitments

Leases

The Company leases office space in Tennessee and California under non-cancellable operating leases. The leases expire in 2014 and 2015, respectively.

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,
2013	$142,680
2014	140,583
2015	62,638
Total minimum payments	$345,901

Rent expense under all operating leases was approximately $145,000, $174,000 and $181,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

Licenses

Certain license arrangements require minimum royalty payments.  As of December 31, 2012, future minimum royalty payments are as follows:

Years ending December 31,
2013	$95,000
2014	95,000
2015	95,000
2016	95,000
2017	95,000
Thereafter	915,000
Total minimum payments	$1,390,000

Royalty payment amounts may be greater than the minimum required payment amounts based on the negotiated royalty rates. If the Company sublicenses the intellectual property that is licensed from the licensor and the Company receives any royalty payment under or with respect to such sublicense, the Company is obligated to pay the licensor an agreed upon percentage of any such payment(s). Under the terms of these license agreements, the Company is required to reimburse the licensor for all costs associated with patent filing, prosecution and maintenance as well as expenses related to enforcing the related patent rights. The Company may terminate these license agreements for any reason, upon giving the licensor either 60 or 90 days written notice, depending on the agreement. The Company has not sold any products to date that are subject to royalties under the arrangements mentioned above that provide for minimum royalty payments.

Co-Development Agreement

The Company has entered into a co-development agreement whereby it would pay up to approximately $2,476,000 in milestone-based payments for software development to be used in conjunction with products being developed by the Company. The software, upon completion, will be owned by the co-developer and sold through licenses. The co-developer will pay the Company a fixed amount per license sold by the co-developer until the Company recoups its investment in the software. At December 31, 2012, the Company has made a total of $1,373,889 in milestone payments.

Shared Research Agreements

The Company entered into research agreements with certain universities whereby the Company committed to pay certain research-related expenses. At December 31, 2012, the Company’s accounts payable balance includes approximately $599,000 related to one of these agreements.  In addition, as of December 31, 2012, the Company is obligated to make payments totaling approximately $238,000, all payable in 2013 for research to be performed in 2013, under another such agreement.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Master Services and Software License Agreement

Effective June 22, 2012, the Company and its ClearPoint system software development partner entered into an amendment (the “Software Amendment”) to the master services and licensing agreement (the “Master Software Agreement”) between the parties.

The Company entered into the Master Software Agreement in July 2007 for the software development partner to develop on the Company’s behalf, based on the Company’s detailed specifications, a customized software solution for the Company’s ClearPoint system. The software development partner was in the business of providing software development and engineering services on a contract basis to a number of companies. In developing the Company’s ClearPoint system software, the software development partner utilized certain of its own pre-existing software code. Under the Master Software Agreement, the Company received a non-exclusive, worldwide license to that code as an integrated component of the Company’s ClearPoint system software. In return, the Company agreed to pay the software development partner a license fee for each copy of the ClearPoint system software that the Company distributes, subject to certain minimum license purchase commitments by the Company.

Pursuant to the Software Amendment, the Company agreed to issue the software development partner 1,500,000 shares of the Company’s common stock (1) in full payment and satisfaction of license fees owed to the software development partner in the amount of $612,500 for licenses previously purchased by the Company, (2) in full payment and satisfaction of all of the Company’s remaining minimum license purchase commitments from the software development partner in the amount of $962,500, and (3) in exchange for additional licenses provided by the software development partner to the Company valued at $87,500 based on the original terms of the Master Software Agreement. The Company applied guidance in FASB ASC 505-50, “Equity-Based Payments to Non-Employees,” using the contractual value of the amounts owed and of the licenses acquired to measure and record the transaction. The portion of the licenses purchased by the Company that is not expected to be sold or placed in service during the next twelve months, in the amount of $1,137,500, has been recorded as a non-current asset, software license inventory.

In addition, in September 2012, the Company and the software development partner entered into a new statement of work under the Master Software Agreement, pursuant to which the software development partner agreed to make certain enhancements to the ClearPoint system software in exchange for payments to be made over a twelve month period of $300,000 in the aggregate.  A total of $100,000 was paid under this statement of work in 2012; the balance of $200,000 is scheduled to be paid in 2013.

Cardiac EP Business Participation Plan

In June 2010, the Company adopted a plan to provide a key product development advisor and consultant with financial rewards in the event that the Company sells its business operations relating to catheter-based MRI-guided cardiac ablation to treat cardiac arrhythmias, which the Company refers to as its cardiac EP operations. In the event that the Company sells its cardiac EP operations, whether on a stand-alone basis or as part of the sale of the Company, the participant will receive a payment under the plan equal to (i) the transaction value paid for or allocated to the cardiac EP operations in the sale, multiplied by (ii) the participant’s “participation interest” at the time of the sale. The participant was initially awarded a participation interest of 6.6%.  However, pursuant to the terms of the plan, the participation interest is equitably reduced from time to time to take into account equity financing transactions in which the Company issues shares of its common stock, or securities convertible into shares of its common stock, in exchange for cash proceeds. At December 31, 2012, the participation interest was 3.7%.  The plan will terminate in June 2025.

Employment Agreements

During 2012, the Company entered into employment agreements (each, an “Employment Agreement,” and collectively, the “Employment Agreements”) with five executive officers (each, an “Executive,” and collectively, the “Executives”).  Among other provisions customary for agreements of this nature, the Employment Agreements provide for severance in the event of a termination without cause or if the Executive terminates his employment for good reason, as those terms are defined in each Employment Agreement. Likewise, the Employment Agreements provide for certain payments in connection with a change of control transaction.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

Key Personnel Incentive Program

The Company adopted its Key Personnel Incentive Program to provide a key consultant (who is a non-employee director of the Company) and a key employee (collectively, the “Participants”) with the opportunity to receive incentive bonus payments based on the performance of future services to the Company or upon a consummation of a transaction involving the sale of the Company. In June 2012, the Participants voluntarily and irrevocably relinquished their rights to receive, and the Participants discharged the Company from its obligations to make, any and all incentive bonus payments under the Key Personnel Incentive Program based on the performance of services.

Pursuant to the Key Personnel Incentive Program, in the event of a sale transaction, each of the Participants will be entitled to receive an incentive bonus payment equal to $1,000,000.  In addition, one of the Participants will also receive an incentive bonus payment equal to 1.4% of net proceeds from the sale transaction in excess of $50,000,000, but not to exceed $700,000. If a sale has not occurred by December 31, 2025, the Key Personnel Incentive Program will terminate.

Because the Company was discharged from any obligations to make incentive bonus payments related to performance of services under the Key Personnel Incentive Program, in June 2012 the Company reversed all amounts previously accrued for such service-based payments under the program. This resulted in a credit to reversal of R&D obligation of $882,537 in 2012 for the amounts that had been accrued as research and development costs in 2010, 2011 and during the first three months of 2012 ($120,895 was accrued during the three months ended March 31, 2012).

11. Subsequent Events

January 2013 Private Placement

In January 2013, the Company entered into a securities purchase agreement for the private placement of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock, at a purchase price of $1.20 per unit (the “January Financing Transaction”).  Each unit consisted of one share of common stock and a warrant to purchase one-half share of common stock.

In the January Financing Transaction, the Company sold to the investors 9,201,684 shares of common stock, together with warrants to purchase 4,600,842 shares of common stock, for aggregate gross proceeds of approximately $11,000,000, before commissions and offering expenses.  Each warrant is exercisable for five years from the date of issuance and has an exercise price of $1.75 per share, subject to adjustment from time to time for stock splits or combinations, stock dividends, stock distributions, recapitalizations and other similar transactions.  In the event the Company issues shares of its common stock or common stock equivalents in a financing transaction after the January Financing Transaction at a price below the then prevailing warrant exercise price, the exercise price of the warrants will be adjusted downward to the price at which the Company issues the common stock or common stock equivalents.  Additionally, the warrants contain a net-cash settlement feature which gives the warrant holder the right to net-cash settlement using the Black-Scholes valuation model in the event certain transactions occur. The Company will apply guidance in ASC 815-40 to account for the net-cash settlement provision and exercise price adjustment provision of the warrants which will result in a portion of the net proceeds of the January Financing Transaction being recorded as a derivative liability.  Thereafter, the fair value of this derivative liability will be calculated each reporting period and the liability adjusted through charges or credits to the statements of operations. Non-employee directors of the Company invested a total of $402,000 in the January Financing Transaction. The Company’s placement agents for the January Financing Transaction earned commissions of approximately $1,100,000.

In connection with the January Financing Transaction, the Company entered into a registration rights agreement with the investors pursuant to which the Company agreed to prepare and file a registration statement with the SEC covering the resale of the shares of common stock and the shares of common stock underlying the warrants issued in the financing.  The Company must bear the costs, including legal and accounting fees, associated with the registration of those shares.  The Company filed that registration statement on February 11, 2013. The Company will be required to use its best efforts to have the registration statement declared effective as soon as practicable.  In the event the registration statement is not declared effective by the SEC on or prior to the effectiveness deadline set forth in the registration rights agreement, or if the Company fails to continuously maintain the effectiveness of the registration statement (with certain permitted exceptions), the Company will incur certain damages to the investors, up to a maximum amount of 12% of the investors’ investments in the January Financing Transaction, or approximately $1,300,000.

MRI INTERVENTIONS, INC.

Notes to Financial Statements

As a consequence of the January Financing Transaction described above, the exercise price of the warrants issued by the Company in the July PIPE Financing (see Note 8) has been adjusted from $1.45 per share to $1.41 per share.

Modification of Terms of April 2011 Note (see Note 7)

On February 21, 2013, the Strategic Partner delivered notice to the Company of the Strategic Partner’s election to convert the April 2011 Note into shares of the Company’s common stock at the conversion price of $0.60 per share.  However, prior to the issuance of those conversion shares, on March 6, 2013 the Company and the Strategic Partner entered into a loan modification, and, as a result, the Strategic Partner revoked its election to convert the April 2011 Note into shares of common stock.  Under the loan modification, the April 2011 Note was amended (i) to remove the equity conversion feature, such that the April 2011 Note is no longer convertible into any shares of the Company’s capital stock, (ii) to reduce the interest rate, beginning March 6, 2013, from 10% per year to 5.5% per year, (iii) to ease certain loan covenants, and (iv) to reflect a new note principal balance of $4,289,444, which represents the sum of (A) the original principal balance of the April 2011 Note in the amount of $2,000,000, plus (B) interest accrued under the April 2011 Note through March 6, 2013 in the amount of $389,444, plus (C) $1,900,000.  Both principal and interest will be due on the original maturity date in April of 2016.  The Company will apply guidance in FASB ASC 470-50, “Debt Modifications and Extinguishments,” which requires calculating the fair value of the April 2011 Note, as of the loan modification date, based on the amended terms.  The difference between the fair value and the carrying value will be recorded as a charge to the statement of operations during the three months ended March 31, 2013.

12. Restatements

Subsequent to filing its Annual Report on Form 10-K for the year ended December 31, 2012 with the SEC on March 11, 2013, the Company determined that it should have used derivative liability accounting to account for the fair value of the warrants issued in the Company’s July PIPE Financing. The Company previously recorded all of the net proceeds from the July PIPE Financing as equity. In recording the net proceeds received, due to the down round provision associated with the exercise price of the warrants, the fair value of the warrants should have been recorded as a derivative liability as of the transaction date with a corresponding decrease to equity. Changes in the fair value of these warrants should have been recognized as other income or expense in the statements of operations.

The Company has calculated the fair value of the warrants issued in the July PIPE Financing at the transaction date and for each relevant reporting period using the Monte Carlo simulation valuation method. The Company has restated its previously issued financial statements to correct the non-cash errors related to derivative liability accounting for warrants issued in the July PIPE Financing.

The impact of the restatements is reflected below for the periods indicated:

	As of December 31, 2012			As of September 30, 2012
	As previously reported	Adjustment	Restated	As previously reported	Adjustment	Restated
Balance sheet:
Total assets	$5,551,746	$-	$5,551,746	$7,493,553	$-	$7,493,553

Current liabilities:
Derivative liabilities	$789	$2,128,302	$2,129,091	$7,439	$3,644,458	$3,651,897
All other current liabilities	4,179,186	-	4,179,186	6,235,291	-	6,235,291
Total current liabilities	4,179,975	2,128,302	6,308,277	6,242,730	3,644,458	9,887,188
All other liabilities	7,108,872	-	7,108,872	7,028,098	-	7,028,098
Total liabilities	11,288,847	2,128,302	13,417,149	13,270,828	3,644,458	16,915,286
Additional paid-in capital	60,953,692	(1,957,720)	58,995,972	60,357,805	(1,957,720)	58,400,085
Accumulated deficit	(65,495,746)	(170,582)	(65,666,328)	(64,937,533)	(1,686,738)	(66,624,271)
Other stockholders' equity	(1,195,047)	-	(1,195,047)	(1,197,547)	-	(1,197,547)
Total deficit	(5,737,101)	(2,128,302)	(7,865,403)	(5,777,275)	(3,644,458)	(9,421,733)
Total liabilities and stockholders' deficit	$5,551,746	$-	$5,551,746	$7,493,553	$-	$7,493,553

	Year Ended December 31, 2012			Three Months Ended September 30, 2012			Nine Months Ended September 30, 2012
	As previously reported	Adjustment	Restated	As previously reported	Adjustment	Restated	As previously reported	Adjustment	Restated
Statements of operations:
Operating loss	$(3,129,278)	$-	$(3,129,278)	$(1,017,039)	$-	$(1,017,039)	$(2,648,008)	$-	$(2,648,008)
Gain (loss) on change in fair value of derivative liabilities	(789)	(170,582)	(171,371)	19,106	(1,686,738)	(1,667,632)	(7,439)	(1,686,738)	(1,694,177)
All other income (expense)	(2,577,069)	-	(2,577,069)	(76,622)	-	(76,622)	(2,493,476)	-	(2,493,476)
Net Loss	$(5,707,136)	$(170,582)	$(5,877,718)	$(1,074,555)	$(1,686,738)	$(2,761,293)	$(5,148,923)	$(1,686,738)	$(6,835,661)
Net loss per share (basic and diluted)	$(0.14)	$(0.01)	$(0.15)	$(0.02)	$(0.04)	$(0.06)	$(0.14)	$(0.04)	$(0.18)

Certain amounts in the related statements of cash flows have been corrected, but those changes do not impact the net cash provided from or used in operating, investing or financing activities.